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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 7)


                             ---------------------

                         GAYLORD CONTAINER CORPORATION
                           (Name of Subject Company)

                         GAYLORD CONTAINER CORPORATION
                       (Name of Person Filing Statement)

                CLASS A COMMON STOCK, PAR VALUE $.0001 PER SHARE
         (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE PREFERRED STOCK)
                         (Title of Class of Securities)

                                  368145 10 8
                     (CUSIP Number of Class of Securities)

                                DAVID F. TANAKA
            VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
                         GAYLORD CONTAINER CORPORATION
                               500 LAKE COOK ROAD
                                   SUITE 400
                           DEERFIELD, ILLINOIS 60015
                                 (847) 405-5500
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of person filing statement)

                                With copies to:


                              LEWIS S. BLACK, JR.


                COUNSEL TO THE INDEPENDENT SPECIAL COMMITTEE OF


                           THE BOARD OF DIRECTORS OF


                         GAYLORD CONTAINER CORPORATION


                        MORRIS, NICHOLS, ARSHT & TUNNELL


                    1201 NORTH MARKET STREET, P.O. BOX 1347


                        WILMINGTON, DELAWARE 19899-1347


                                 (302) 658-9200


                              JACK S. LEVIN, P.C.

                            WILLIAM S. KIRSCH, P.C.

                                   COUNSEL TO


                         GAYLORD CONTAINER CORPORATION

                                KIRKLAND & ELLIS
                            200 EAST RANDOLPH DRIVE
                            CHICAGO, ILLINOIS 60601
                                 (312) 861-2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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INTRODUCTION



     This Amendment No. 7 amends and restates the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission on September 28, 2001 (as previously amended, the "Schedule 14D-9") by Gaylord Container Corporation.


ITEM 1. SUBJECT COMPANY INFORMATION.

     The name of the subject company is Gaylord Container Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 500 Lake Cook Road, Suite 400, Deerfield, Illinois 60015. The telephone number for the Company's principal executive offices is
(847) 405-5500. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Class A Common Stock, par value $.0001 per share, of the Company (the "Common Stock"), together with the associated rights to purchase preferred stock pursuant to the Rights Agreement, dated June 12, 1995, as amended (the "Rights Agreement"), between the Company and Harris Trust and Savings Bank, as rights agent (the "Rights" and, together with the Common Stock, the "Shares"). Unless the context otherwise requires, all references to Shares include the Rights, and all references to the Rights include the benefits that may inure to the holders of the Rights pursuant to the Rights Agreement.


     There were 55,993,550 Shares outstanding on November 27, 2001.


ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

     The name, address and telephone number of the Company, which is the person filing this Statement, are set forth in Item 1 above.


     This Statement relates to a tender offer by Temple-Inland Acquisition Corporation, a Delaware corporation (the "Purchaser") and an indirect, wholly-owned subsidiary of Temple-Inland Inc., a Delaware corporation ("Parent"), under which Purchaser is offering to purchase all of the outstanding Shares at a price of $1.25 per Share, net to the seller in cash (the "Revised Offer Price"), upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated September 28, 2001 (the "Original Offer to Purchase"), as amended and supplemented by Purchaser's Supplement to Offer to Purchase, dated December 3, 2001, (the "Supplement to Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Revised Offer"). The Original Offer to Purchase, as amended and supplemented by the Supplement to Offer to Purchase, is referred to herein as the "Offer to Purchase." The Original Offer to Purchase and the related Letter of Transmittal are sometimes collectively referred to herein as the "Original Offer." The Original Offer and the Revised Offer are sometimes collectively referred to herein as the "Offer."



     None of Parent, Purchaser or any of their affiliates are affiliated with the Company. The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the Securities and Exchange Commission (the "Commission") on September 28, 2001 (the "Original Schedule TO"), as amended through December 3, 2001 (the "Revised Schedule TO"). Portions of the Original Offer to Purchase and the Supplement to Offer to Purchase and copies of the related original and revised Letter of Transmittal have been filed as Exhibit
(a)(2), Exhibit (a)(13), Exhibit (a)(3) and Exhibit (a)(14) hereto, respectively, and each is incorporated herein by reference.



     The Original Offer was made pursuant to the Agreement and Plan of Merger, dated as of September 27, 2001 (the "Original Merger Agreement"), among the Company, the Purchaser and Parent. Pursuant to the Original Offer to Purchase, the Purchaser originally offered to purchase all of the outstanding Shares at a price of $1.80 per Share, net to the seller in cash (the "Original Offer Price").



     The Company, the Purchaser and Parent entered into the Amendment No. 1 to the Agreement and Plan of Merger, dated as of November 30, 2001 (the "Amendment No. 1 to the Merger Agreement"), which amended the Original Merger Agreement (as so amended, the "Merger Agreement"). The Amendment No. 1 to the Merger Agreement provides for, among other things, a reduction in the Offer price from $1.80 to

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$1.25 per Share. If the Merger is consummated, certain current and former senior executives also agreed to reductions, which average approximately 43%, in the benefits that they would be entitled to receive under their employment or severance arrangements or pursuant to the Company's Supplemental Executive Retirement Plan.



     The Merger Agreement provides that the Purchaser will be merged with and into the Company (the "Merger"). At the effective time of the Merger (the "Effective Time"), the Company will continue as the surviving corporation (the "Surviving Corporation"), wholly-owned indirectly by Parent. Pursuant to the Merger, each Share outstanding immediately prior to the Effective Time (other than Shares owned beneficially or of record by Parent or any subsidiary of Parent or held in the treasury of the Company, all of which will be canceled, and other than Shares that are held by stockholders, if any, who properly exercise their dissenters' rights under the Delaware General Corporation Law (the "DGCL")), shall be converted into the right to receive the per Share price paid in the Offer in cash, without interest (the "Merger Consideration"). The Merger Agreement and the conditions of the Offer are summarized in Sections 11 and 15 of the Original Offer to Purchase and Section 4 of the Supplement to Offer to Purchase.



     In accordance with the Merger Agreement, the Purchaser or its designee is also continuing: (1) a tender offer (the "9 3/8% Senior Notes Tender Offer") for all of the Company's outstanding 9 3/8% Senior Notes due 2007 (the "9 3/8% Senior Notes") for an increased aggregate amount equal to 87.5% of the principal amount of the 9 3/8% Senior Notes, (2) a tender offer (the "9 3/4% Senior Notes Tender Offer") for all of the Company's outstanding 9 3/4% Senior Notes due 2007 (the "9 3/4% Senior Notes," and, together with the 9 3/8% Senior Notes, the "Senior Notes") for an increased aggregate amount equal to 87.5% of the principal amount of the 9 3/4% Senior Notes, and (3) a tender offer (the "Senior Subordinated Notes Tender Offer," and, together with the 9 3/8% Senior Notes Tender Offer and the 9 3/4% Senior Notes Tender Offer, the "Notes Tender Offers") for all of the Company's outstanding 9 7/8% Senior Subordinated Notes due 2008 (the "Senior Subordinated Notes," and, together with the Senior Notes, the "Notes") for an increased aggregate amount equal to 40% of the principal amount of the Senior Subordinated Notes. Among other things, the Offer is conditioned upon Parent having accepted for payment at least 90% of the aggregate principal amount of each of the Company's outstanding Notes.



     Concurrent with the execution of Amendment No. 1 to the Merger Agreement, Parent, Purchaser and certain stockholders of the Company (each a "Stockholder") entered into Amendment No. 1 to the Stockholders Agreement, dated as of November 30, 2001 (the "Amendment No. 1 to the Stockholders Agreement"), which amended the Stockholders Agreement, dated as of September 27, 2001 (the "Original Stockholders Agreement" and, as amended by Amendment No. 1 to the Stockholders Agreement, the "Stockholders Agreement") among the Parent, Purchaser and the Stockholders. As of November 27, 2001, the Stockholders have voting power and dispositive power with respect to an aggregate of 6,672,480 Shares (excluding Shares subject to options but including restricted stock that will vest immediately prior to or upon consummation of the Offer), representing approximately 11.9% of the Shares outstanding on November 27, 2001. The Stockholders are each of the Company's directors and Michael J. Keough, Lawrence
G. Rogna, Jeffrey B. Park and Mid-America Group, Ltd., an affiliate of Marvin A. Pomerantz. Pursuant to the Stockholders Agreement, each of the Stockholders has agreed to validly tender into the Offer promptly all Shares subject to the Stockholders Agreement. Each Stockholder agreed not to withdraw his or her Shares so tendered unless the Offer is terminated or expired. Each of the Stockholders has granted Parent an irrevocable proxy with respect to the voting of such Shares in favor of the Merger and against any action or agreement which would impede, interfere with or prevent the Merger. The Stockholders Agreement is summarized in Section 11 of the Original Offer to Purchase and Section 4 of the Supplement to Offer to Purchase.



     Concurrent with the execution of Amendment No. 1 to the Merger Agreement, Parent and the Company also entered into Amendment No. 1 to the Stock Option Agreement, dated as of November 30, 2001 ("Amendment No. 1 to the Stock Option Agreement"), which amended the Stock Option Agreement, dated as of September 27, 2001 (the "Original Stock Option Agreement" and, as amended by Amendment No. 1 to the Stock Option Agreement, the "Stock Option Agreement") between the Parent and the Company. Pursuant to the Stock Option Agreement, the Company granted to Parent an irrevocable option (the "Company Option") to purchase up to such number of newly-issued shares of Common Stock (the

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"Company Option Shares") as is equal to 19.9% of the Shares outstanding on the date of exercise of the option at a purchase price per share of $1.25, subject to the terms and conditions set forth in the Stock Option Agreement. The Stock Option Agreement provides that, at any time or from time to time prior to the termination of the Company Option in accordance with the terms of the Stock Option Agreement, Parent (or its designee) may exercise the Company Option, in whole or in part, if on or after the date of the Stock Option Agreement, the Purchaser accepts for payment pursuant to the Offer Shares constituting more than 66 2/3% but less than 90% of the Shares then outstanding on a fully diluted basis and the exercise of the Company Option would result in Parent and its affiliates holding 90% or more of the Shares outstanding on a fully diluted basis. The Stock Option Agreement is summarized in Section 11 of the Original Offer to Purchase and Section 4 of the Supplement to Offer to Purchase.



     As set forth in the Revised Schedule TO, the principal executive offices of Parent are located at 1300 MoPac Expressway South, Austin, Texas 78746.


     All information contained or incorporated by reference in this Statement concerning Parent or Purchaser, including but not limited to information with respect to the respective directors and executive officers of Parent and Purchaser or actions or events with respect to any of them, was provided by Parent or Purchaser, respectively, and the Company takes no responsibility for such information. Information contained in the Offer and this Statement with respect to the Company and its advisors has been provided by the Company.

ITEM 3. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.


     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are described in the Amended and Restated Information Statement (the "Amended and Restated Information Statement") pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that is attached as Annex C to this Statement and is incorporated herein by reference. Except as described in this Statement (including in the Exhibits hereto and in Annex C hereto) or incorporated herein by reference, to the best knowledge of the Company, as of the date of this Statement, there exists no material agreement, arrangement or understanding, or any actual or potential conflict of interest, between the Company or its affiliates and (1) its executive officers, directors or affiliates or (2) Parent, Purchaser or their executive officers, directors or affiliates.



INDEPENDENT SPECIAL COMMITTEE



     On November 11, 2001, the Company's Board of Directors (the "Board of Directors" or the "Board") established an independent special committee, comprised of Ms. Mary Sue Coleman and Messrs. Charles S. Johnson and Jerry W. Kolb (the "Independent Special Committee"), to consider, evaluate and make a recommendation with respect to the Offer or any proposed new transaction with Parent and to determine the advisability and fairness of the Offer or any new transaction with Parent with respect to such constituencies of the Company as the Independent Special Committee may determine is necessary, appropriate or advisable. Ms. Coleman and Messrs. Johnson and Kolb have no affiliation with the Parent and the Purchaser except as set forth below under the heading "Stockholders Agreement." Mr. Kolb will receive a fee of $15,000 as chairman of the Independent Special Committee and Ms. Coleman and Mr. Johnson will each receive a fee of $10,000 as a member of the Independent Special Committee for services rendered on behalf of the Independent Special Committee. In addition, Ms. Coleman and Messrs. Johnson and Kolb will be reimbursed for all out-of-pocket expenses incurred by each of them in connection with their service on the Independent Special Committee.


MERGER AGREEMENT


     The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 11 and 15, respectively, of the Original Offer to Purchase and Section 4 of the Supplement to Offer to Purchase, each of which has been filed as an exhibit to the Revised Schedule TO and has been previously mailed or is being mailed to the Company's stockholders together with this Statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Original Merger


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Agreement and Amendment No. 1 to the Merger Agreement, which have been filed as
Exhibit (e)(1) and Exhibit (e)(6) hereto, respectively, and are incorporated herein by reference.


STOCKHOLDERS AGREEMENT


     The summary of the Stockholders Agreement contained in Section 11 of the Original Offer to Purchase, and Section 4 of the Supplement to Offer to Purchase, each of which has been filed as an exhibit to the Revised Schedule TO and has been previously mailed or is being mailed to the Company's stockholders together with this Statement, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Original Stockholders Agreement and Amendment No. 1 to the Stockholders Agreement, which have been filed as Exhibit (e)(2) and Exhibit (e)(7) hereto, respectively, and are incorporated herein by reference.


STOCK OPTION AGREEMENT


     The summary of the Stock Option Agreement contained in Section 11 of the Original Offer to Purchase and Section 4 of the Supplement to Offer to Purchase, each of which has been filed as an exhibit to the Revised Schedule TO and has been previously mailed or is being mailed to the Company's stockholders together with this Statement, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Original Stock Option Agreement and the Amendment No. 1 to the Stock Option Agreement, which have been filed as Exhibit (e)(3) and Exhibit (e)(8) hereto, respectively, and are incorporated herein by reference.


CERTAIN EMPLOYMENT, RETENTION AND BENEFITS ARRANGEMENTS

     Employee Stock Options. The Merger Agreement provides that prior to consummation of the Offer, the Company shall take all necessary action to: (1) terminate, effective not later than the Effective Time, all of the Option Plans (as defined in the Merger Agreement), (2) cancel, effective not later than the Effective Time, each option to purchase shares of Company Common Stock granted under the Gaylord Container Corporation 1997 Long-Term Equity Incentive Plan and the Gaylord Container Corporation Outside Director Stock Option Plan, that is outstanding and unexercised as of such time, (3) cancel, effective not later than the Effective Time, each outstanding option to purchase shares of Company Common Stock granted under all Option Plans held by certain senior officers of the Company, including Messrs. Casey, Keough and Rogna, that is outstanding and unexercised as of such time, and (4) use its commercially reasonable efforts to obtain consents of the individual holders to cancel, effective not later than the Effective Time, each outstanding option to purchase shares of Company Common Stock granted under all Option Plans that is outstanding and unexercised as of such time and that is not otherwise canceled pursuant to the foregoing clauses
(2) and (3) (it being understood that the failure of the Company to obtain the consent of any such holder, after a good faith effort, shall not be deemed a breach of such clause (4)). The Company also agrees to take all action reasonably necessary to approve the disposition of the Company Options and other awards so as to exempt such dispositions under Rule 16b-3 of the Exchange Act.

     Employee Benefit Arrangements. The Merger Agreement provides that, during the period commencing on the Effective Time and ending on the first anniversary thereof, Parent shall cause the Surviving Corporation to provide employees of the Company and the Company's subsidiaries who were employees of the Company or the Company's subsidiaries immediately before the Effective Time employee benefits that are substantially no less favorable in the aggregate than either those currently provided by the Company and the Company's subsidiaries to such employees as of the date of the Merger Agreement or those provided from time to time by Parent and its subsidiaries to their other similarly situated employees; provided, however, that, during such one-year period, the benefit provided to any such employee under any tax-qualified defined benefit pension plan in which the employee participates shall be no less than that determined under the formula in effect under the Gaylord Container Retirement Plan as in effect on the date of the Merger Agreement taking into account both (1) the years of service recognized for such employee under such Retirement Plan as of the closing date of the Merger and (2) such employee's service with Parent, the Surviving Corporation, or any subsidiary of Parent after the closing date of the Merger during such one-year period; provided, further, that the provisions of the Merger Agreement described in this section "Employee Benefit Arrangements" will not restrict Parent's or the Surviving Corporation's ability to change any benefit plans in the future.

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     The Merger Agreement also provides that, to the extent that any benefit would become payable in respect of consummation of the Offer, under any benefit plan required to be disclosed in Section 4.12(m) of the company disclosure schedule delivered by the Company pursuant to the Merger Agreement, the Company shall, prior to the initial acceptance for payment of Shares in the Offer, take all actions necessary: (1) to the extent it may unilaterally do so, to amend all such benefit plans to provide that any benefit that would have been required to be paid in respect of the Offer will instead become payable in respect of the Merger, (2) to the extent not amended under the preceding clause (1), to amend all of its benefit plans with respect to certain senior executives and others such that any benefit that would have been required to be paid in respect of the Offer will instead become payable in respect of the Merger, (3) to amend the Company's Supplemental Executive Retirement Plan and the phantom stock grants to the extent such benefit plans apply to any individuals other than the senior executives and other individuals referenced above, such that any benefit that would have been required to be paid in respect of the Offer will instead become payable in respect of the Merger, but, with respect to the Supplemental Executive Retirement Plan, providing such individuals with a payment for the time value of money in respect of the period between the Offer and the Merger using a discount rate based on U.S. treasuries with the most comparable maturities such that no benefit under that plan has been reduced (provided that nothing in the Merger Agreement shall prohibit the Company from continuing to make periodic payments under and in accordance with the Supplemental Executive Retirement Plan to any specified individual who is receiving such periodic payments as of the date of the Merger Agreement until such time as such individual's benefit is paid out in full by reason of the consummation of the Merger), and (4) to use commercially reasonable efforts to obtain the consent of each affected individual to amend the Company's Management Incentive Plan and each individual Severance Compensation Agreement (as amended) with respect to such individual, to the extent it applies to any individuals other than the senior executives and other individuals referenced above, such that any benefit that otherwise would have been required to be paid in respect of the Offer will instead become payable in respect of the Merger (it being understood that the failure to obtain the consent of any such beneficiary, after good faith effort, shall not be deemed a breach of this clause (4)). After the Appointment Date (as defined in the Merger Agreement) and prior to the Effective Date, Parent agrees not to, and to cause the Company not to, terminate the employment of certain senior officers of the Company, including Messrs. Pomerantz, Casey, Keough and Rogna, or any individual who consents to the amendment described in clause (4) above.


     The Merger Agreement also provides that, from and after the Effective Time, the Surviving Corporation and its wholly-owned subsidiaries, as applicable, shall honor each benefit plan that provides for severance (including without limitation change of control and termination agreements) in accordance with its terms (as amended in accordance with the second paragraph of this section "Employee Benefit Arrangements," if applicable); provided that the provisions of the Merger Agreement described in this paragraph will not prevent Parent or the Surviving Corporation from causing such benefit plan to be amended or terminated in accordance with its terms.

     The Merger Agreement provides that for purposes of any employee benefit plan or arrangement maintained by Parent, the Surviving Corporation or any subsidiary of Parent, Parent shall recognize (or cause to be recognized) service with the Company and the Company's subsidiaries and any predecessor entities (and any other service credited by the Company under similar benefit plans) for purposes of vesting and eligibility to participate; provided that the retirement benefit shall be calculated as provided in the first paragraph of this section "Employee Benefit Arrangements."


     Agreement to Reduce Certain Senior Executive Contractual Benefits.  Marvin
A. Pomerantz, Chairman and Chief Executive Officer of the Company, and Warren J. Hayford, a director and former President and Chief Operating Officer of the Company, have agreed to a 50% reduction in the supplemental retirement payments each would be entitled to receive under his employment agreement upon consummation of the Merger. These 50% reductions are equal to approximately $4.0 million and $1.9 million, respectively.



     Daniel P. Casey, Vice Chairman and Chief Financial Officer of the Company, has agreed to a 50% reduction in the combined benefits he would be entitled to receive under the SERP (as defined) and his Severance Agreement (as defined) upon consummation of the Merger. This 50% reduction is equal to approximately $3.5 million.

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     Dale E. Stahl, former President of the Company, has agreed to a 50%
reduction in the benefits he would be entitled to receive under the SERP upon consummation of the Merger. This 50% reduction is equal to approximately $1.7 million.



     Michael J. Keough, President and Chief Operating Officer of the Company, has agreed to a 40% reduction in the combined benefits he would be entitled to receive under the SERP and his Severance Agreement upon consummation of the Merger. This 40% reduction is equal to approximately $2.0 million.



     Lawrence G. Rogna, Senior Vice President of the Company, has agreed to a 30% reduction in the combined benefits he would be entitled to receive under the SERP and his Severance Agreement upon consummation of the Merger. This 30% reduction is equal to approximately $1.4 million.



     Four additional executives have agreed to reductions ranging from 20% to 30% in the combined benefits each would be entitled to receive under the SERP, his individual Severance Agreement and other employment arrangements upon consummation of the Merger. The total reduction for these four executives is equal to approximately $2.5 million.



     The aggregate amount of these benefit reductions is equal to approximately $16.9 million, or approximately 43% of the total contractual benefits these ten current or former executives would be entitled to receive.



     In addition, the Company has agreed to make payable at the consummation of the Merger all obligations payable under the Severance Agreements of seven current executives (including Messrs. Casey, Keough and Rogna) as if the employment of each is terminated at such time.



     Pomerantz Employment Agreement. The Company currently has an employment agreement with Mr. Pomerantz. The agreement, originally memorialized by a written agreement dated June 1, 1997, as amended March 1, 2000, was set to expire in December 2000, but it has been extended by oral agreement between Mr. Pomerantz and the Company through December 31, 2001 or the date of consummation of the Merger, whichever is later. The agreement provides that if Mr. Pomerantz's employment is terminated (for any reason other than death, disability or serious misconduct) or if Mr. Pomerantz resigns for good reason, he will be entitled to receive his current base salary ($900,000 per annum) through the term of his employment agreement (December 31, 2001 or the date of consummation of the Merger, whichever is later). The employment agreement also provides for supplemental retirement payments equal to 50% of his average base salary and bonus for the four highest years of service, less primary Social Security benefits and any amounts payable under the Company's retirement plan. In the event of a change in control of the Company, Mr. Pomerantz is entitled to receive a lump sum payment equal to the actuarial equivalent (on an after-tax basis) of the supplemental retirement payments he would be entitled to receive had he retired on the date of the change in control. The purchase by Parent and the Purchaser of Shares in the Offer would constitute a change in control under his employment agreement. However, as explained above in the section "Employee Benefit Arrangements," the Company and Mr. Pomerantz have agreed to amend his employment agreement so that any benefit that would be paid to Mr. Pomerantz as a result of the consummation of the Offer will instead become payable upon consummation of the Merger. Mr. Pomerantz's lump sum payment upon consummation of the Merger would be approximately $8.0 million. However, see the section "Agreement to Reduce Certain Senior Executive Contractual Benefits" above for information regarding Mr. Pomerantz's agreement to reduce the benefits he is entitled to receive upon consummation of the Merger.



     Severance Agreements; Management Incentive Plan Payments. The Company currently has Severance Compensation Agreements (each, a "Severance Agreement") with 63 executives, including Messrs. Casey, Keough and Rogna, but excluding Mr. Pomerantz. Each Severance Agreement provides that if the employment of the executive is terminated (other than by reason of death, disability, retirement, cause or voluntary resignation) within 24 months after a change in control of the Company, the executive will receive (1) a severance payment equal to two times (or three times in the case of Messrs. Casey, Keough and Rogna) the sum of the executive's annual base salary plus the executive's target bonus under the Company's Management Incentive Plan and (2) certain other benefits for two years (or three years in the case of Messrs. Casey, Keough and Rogna) including, without limitation, continued life, medical, dental, disability


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and accident insurance and outplacement services. The consummation of the Offer would constitute a change in control under each Severance Agreement. However, as explained above in the section "Employee Benefit Arrangements," the Company and certain senior executives (including Messrs. Casey, Keough and Rogna) have agreed to amend their Severance Agreements so that any benefit that would be paid to the executives as a result of the consummation of the Offer will instead become payable upon consummation of the Merger, and the Company has agreed to use commercially reasonable efforts to cause all other Severance Agreements to be amended in this same way. If all of these executives were terminated within 24 months after a change in control, the aggregate amount of severance payments under the Severance Agreements would be approximately $27.3 million, of which Messrs. Casey, Keough and Rogna would receive approximately $1.9 million, $1.7 million and $1.2 million, respectively. However, see the section "Agreement to Reduce Certain Senior Executive Contractual Benefits" above for information regarding the agreements of Messrs. Casey, Keough and Rogna and other current or former executives to reduce the benefits each would be entitled to receive under his Severance Agreement. In addition, the Company has agreed to make payable at the consummation of the Merger all obligations payable under the Severance Agreements of seven current executives (including Messrs. Casey, Keough and Rogna) as if the employment of each is terminated at such time.



     The Company currently maintains a Management Incentive Plan which provides for variable compensation based upon achievement of certain earnings before interest, income taxes, depreciation and amortization ("EBITDA") targets by the Company under which 39 executives participate. Each Severance Agreement provides that, in the event of a change in control of the Company (as described in the preceding paragraph of this section "Severance Agreements; Management Incentive Plan Payments"), the Company's Management Incentive Plan will be terminated and pro-rata payments will be made to the executives as follows: (1) a projection of EBITDA for the fiscal year shall be established by the Board, (2) the projected EBITDA will create a pool of award monies based on the current formula of 1.6%,
(3) the pool shall be pro-rated based on the number of weeks of the fiscal year completed at the date of termination of the Company's Management Incentive Plan and (4) the pool shall be distributed to all participating executives on the payroll as of the termination date of the Company's Management Incentive Plan in proportion to each executive's target incentive. Since the Company's previous fiscal year ended on September 30, 2001, each executive received incentive payments due under the Management Incentive Plan in the normal course for fiscal 2001 and will be entitled to receive the pro rata change in control payments, if any, due with respect to the portion of fiscal 2002 completed at the date of termination of the Management Incentive Plan. The Company will establish the forecasted EBITDA used to determine the amount of these pro rata change in control payments based on actual EBITDA used to calculate payments for fiscal 2001.


     Employment Letter Agreements. The Company currently has Letter Agreements with Messrs. Casey, Keough and Rogna and four other executives which provide that upon completion of the two years (or three years in the case of Messrs. Casey, Keough and Rogna) of benefits coverage provided under the Severance Agreements, such executive may elect to continue medical and dental coverage indefinitely by paying the full premium incurred by the successor for the coverage selected.

     Promissory Notes. The Company made loans to seven executives that are each party to a Severance Agreement in order to facilitate certain relocations. Each of these executives (who do not include any of Messrs. Pomerantz, Casey, Keough or Rogna) executed a promissory note in favor of the Company. If an executive becomes entitled to receive a severance payment under his Severance Agreement, the Company will forgive all principal and accrued interest owing under his promissory note. The aggregate original principal amount of these promissory notes was $555,000.


     Supplemental Executive Retirement Plan. The Company's Supplemental Executive Retirement Plan ("SERP") covering Messrs. Casey, Keough and Rogna and five other current or former executives (including Mr. Stahl) provides for supplemental retirement payments of up to 60% of their average base salary and bonus for the four highest of the last 10 years prior to retirement, less primary Social Security benefits and any amounts payable under the Company's retirement plan. Supplemental payments range from 35% (at age 55) to 60% (as age
65) of average base salary and bonus. In the event of a change in control of the Company, the executives will be entitled to receive in a lump sum the actuarial equivalent (on an after-tax basis) of the supplemental retirement payments. The lump sum payment payable upon a change in control to an executive who has not attained age 55 will be calculated as if such executive had attained such age. The consummation of the Offer would constitute a change in control under the SERP. However, as explained above in the section "Employee Benefit Arrangements," the Company has agreed to amend the SERP generally to provide that benefits will become payable under the SERP on account of consummation of the Merger and not consummation of the Offer. The aggregate amount of lump sum SERP payments payable to these eight current or former executives upon consummation of the Merger would be approximately $15.4 million, of which Messrs. Casey, Keough, Rogna and Stahl would receive approximately $3.6 million, $1.8 million, $2.2 million and $3.3 million, respectively. However, see the section "Agreement to Reduce Certain Senior Executive Contractual Benefits" above for information regarding the agreements of Messrs. Casey, Keough, Rogna and Stahl and other current or former executives to reduce the benefits each would be entitled to receive upon consummation of the Merger.



     Hayford Retirement Payments. In the event of a change in control of the Company, Mr. Hayford will be entitled to receive in a lump sum the actuarial equivalent (on an after-tax basis) of the supplemental retirement payments he is currently receiving under his prior employment agreement with the Company. The consummation of the Offer would constitute a change in control under this arrangement. However, as explained above in the section "Employee Benefit Arrangements," the Company and Mr. Hayford have agreed to amend his prior employment agreement so that any benefit that would be paid to Mr. Hayford as a result of the consummation of the Offer will instead become payable upon consummation of the Merger. Mr. Hayford's lump sum payment upon consummation of the Merger would be approximately $3.8 million. However, see the section "Agreement to Reduce Certain Senior Executive Contractual Benefits" above for information regarding Mr. Hayford's agreement to reduce the benefits he would be entitled to receive upon consummation of the Merger.



     Excise Tax Reimbursements. In the event Messrs. Pomerantz or Hayford or any executive covered by a Severance Agreement becomes subject to any excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), the Company is obligated to pay to such executive, not later than 30 days after a change in control of the Company (within the meaning of the Code), a gross-up payment in an amount equal to (1) any excise tax to which such executive becomes subject and (2) all federal income, state income, payroll or other taxes to which the executive becomes subject with respect to the gross-up payment. The aggregate amount of these gross-up payments would be approximately $5.9 million, of which Messrs. Pomerantz, Hayford, Casey, Keough and Rogna would receive approximately $0, $0, $1.4 million, $1.5 million and $0.9 million, respectively. However, see the section "Agreement to Reduce Certain Senior Executive Contractual Benefits" above for information regarding the agreements of Messrs. Pomerantz, Hayford, Casey, Keough and Rogna and other current or former executives to reduce the benefits each would be entitled to receive upon consummation of the Merger. These payments will be deferred as described above in the section "Employee Benefit Arrangements."


     Restricted Stock. The Company has granted an aggregate of 2,130,500 shares of restricted stock, including 270,000, 310,000 and 135,000 shares of restricted stock granted to Messrs. Casey, Keough and Rogna, respectively. All restrictions on this restricted stock will lapse upon a change in control of the Company. The consummation of the Offer would constitute a change in control for purposes of this lapsing.

     Phantom Stock. The 1,000 phantom stock units granted to Mary Sue Coleman, Harve A. Ferrill, John E. Goodenow, David B. Hawkins, Warren J. Hayford and Ralph L. MacDonald Jr., each a non-employee director of the Company, will vest upon a change in control of the Company or when such person ceases to be a director of the Company. The consummation of the Offer would constitute a change in control for purposes of this vesting. However, as explained above in the section "Employee Benefit Arrangements," the Company and such persons have agreed to amend the phantom stock agreements so that a change in control that would be triggered upon consummation of the Offer will instead be triggered upon consummation of the Merger.

     Deferred Director Fees. Messrs. Ferrill, Goodenow, Hawkins, Kolb and MacDonald have elected to defer all cash fees payable for their service on the Board until they cease to be directors or file a written revocation of their election. Such deferred fees accrue gain or loss as if the deferred fees were used to acquire

Common Stock at a 15% discount from the closing price at the beginning of each fiscal year. In the event that Messrs. Ferrill, Goodenow, Hawkins, Kolb and MacDonald cease to be directors in connection with the consummation of the Offer or the Merger, the deferred fees shall become payable.

     Indemnification; Insurance. The Merger Agreement provides that from and after the Effective Time, the Surviving Corporation will indemnify and hold harmless (including advancement of expenses) each present and former director and officer of the Company and its wholly-owned subsidiaries and Gaylord Container de Mexico, S.A. de C.V. (the "Indemnified Parties") for claims made within six years following the Effective Time to the extent provided in the Company's certificate of incorporation, by-laws and indemnity agreements in effect on the date of the Merger Agreement; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law.

     The Merger Agreement further provides that, for not less than four years from the Effective Time, Parent shall cause to be maintained, at Parent's election, either (1) the Company's current directors' and officers' insurance and indemnification policy to the extent it provides coverage for events occurring prior to the Effective Time for all Indemnified Parties, (2) a new policy providing substantially similar coverage, or (3) a "tail" policy on the Company's existing directors' and officers' insurance and indemnification policy, so long as the annual premiums do not exceed 150% of the amount per annum paid by the Company in its last full fiscal year, or to obtain as much insurance as can be obtained for the amount of such premiums.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.


RECOMMENDATIONS



     On November 28, 2001, the Independent Special Committee unanimously (1) determined that it would be in the best interests of the Company and each of its constituencies to complete a transaction with Purchaser and that the allocation of the consideration under the Revised Offer is fair and offers a reasonable allocation of consideration that could be accepted by the Company's constituencies and result in a transaction that could satisfy the conditions of the Revised Offer and (2) recommended that the Board of Directors approve and adopt the Merger Agreement and the Merger.



     On November 28, 2001, based upon the recommendation of the Independent Special Committee, among other factors, the Board unanimously (1) determined that the terms of the Revised Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company, (2) approved and adopted the Merger Agreement, the Revised Offer and the Merger, and (3) recommended that the Company's stockholders accept the Revised Offer, tender their Shares pursuant to the Revised Offer and, if necessary, approve and adopt the Merger Agreement and the Merger.



     See the section "Reasons for the Recommendations" below for a discussion of factors considered by the Independent Special Committee and the Board in making their recommendations.



     A copy of a letter to the Company's stockholders communicating the Independent Special Committee's recommendation and the Board's recommendation is filed as Exhibit (a)(12) hereto and is incorporated herein by reference.


BACKGROUND TO THE OFFER

     During January 2000, financial advisors of the Company contacted Parent's management and others regarding the Company's desire to present financial information to Parent and others to ascertain interest in a potential transaction involving the Company.

     On January 19, 2000, Parent entered into a confidentiality agreement with the Company. In such agreement Parent agreed not to, and not to encourage or assist others to, for a period of two years, (1) acquire any voting securities or assets of the Company, (2) propose any form of business combination or similar transaction relating to the Company, (3) participate in any proxy solicitation of the Company's voting securities, (4) participate in a group with respect to the Company's voting securities, (5) discuss with third parties any of the foregoing, (6) disclose any intention or plan inconsistent with the foregoing, (7) seek control of the management, board of directors or policies of the Company or (8) request the Company to amend such provisions in the confidentiality agreement, without the prior written consent of the Company. The agreement provides for such standstill provisions to terminate upon the earlier of (a) the execution of an agreement by the Company providing for a sale of all or substantially all of the Company's assets or a combination of the Company with another entity other than one in which the stockholders of the Company immediately before such combination hold immediately after the combination, at least 51% of the voting securities of the combined entity or (b) any group shall have commenced a tender or exchange offer intending to acquire 51% or more of the Company's capital stock entitled to vote in the election of directors or acquired or announced an intention to acquire such a controlling interest.

     After execution of the confidentiality agreement, the Company provided certain information to Parent. Following review of that information, Parent determined that the expected enterprise value of the Company and any potential offer by Parent to enter into a transaction with the Company would not be sufficient to satisfy the Company's debtholders' and equityholders' expectations. Parent elected not to enter into negotiations for a transaction at that time and returned the material received by Parent to the Company.

     Between March 2000 and November 2000, Kenneth Jastrow, Chairman and Chief Executive Officer of Parent, and Marvin A. Pomerantz, Chairman and Chief Executive Officer of the Company, engaged in occasional preliminary discussions about a possible transaction between Parent and the Company.

     On November 7, 2000, representatives of Salomon Smith Barney met with senior management of Parent to discuss the attractiveness and viability of Parent acquiring the Company.

     On November 13, 2000, Salomon Smith Barney sent follow-up information to Parent's senior management.

     On November 16, 2000, Mr. Jastrow had a preliminary phone conversation with Mr. Pomerantz regarding a possible transaction.

     On November 18, 2000, Mr. Jastrow met with Mr. Pomerantz in Des Moines, Iowa, to discuss the initial concept for structuring a transaction.

     On December 8, 2000, Parent's Board of Directors met by telephone, and Salomon Smith Barney presented information regarding the value, timing and structure of a proposed transaction. Parent's Board of Directors authorized the officers of Parent to further pursue the transaction, to continue negotiations and to conduct appropriate due diligence.

     On December 15, 2000, Mr. Jastrow met with Mr. Pomerantz and Daniel P. Casey, Vice Chairman and Chief Financial Officer of the Company, in Chicago at which meeting Mr. Jastrow delivered a letter dated December 14, 2000 to Mr. Pomerantz to propose a business combination in which Parent would acquire all of the outstanding stock of the Company. The proposal also contemplated the retirement of the Company's debt.

     On December 20, 2000, Parent executed an engagement letter with Salomon Smith Barney to advise Parent in connection with the possible acquisition of the Company. Later that day, the Company's and Parent's financial advisors met by conference call to review the value, timing and structure of the transaction.

     On December 28, 2000, and on January 5, 2001, Parent's financial advisors sent letters to Mr. Pomerantz with additional information regarding market conditions, additional back-up information and additional information addressing open issues.

     On January 10, 2001, the Company's Board of Directors met at a special meeting to discuss the transaction proposed by Parent. The Company's senior management and financial advisors described for the Board the terms and conditions of Parent's offer and the Company's outside legal advisors reviewed the fiduciary duties of the directors. Following a discussion of the terms, structure and value of the proposed transaction and other related issues, the Company's Board of Directors directed management to pursue the proposed transaction.

     On January 15, 2001, at the request of the Company's advisors, representatives from Salomon Smith Barney, Deutsche Banc Alex. Brown Inc. ("Deutsche Banc") and Rothschild Inc. ("Rothschild") met at Salomon Smith Barney headquarters in New York to review the value, timing and structure of the transaction.

     On January 23, 2001, at the request of Deutsche Banc, representatives from Salomon Smith Barney, Deutsche Banc and Rothschild participated in a conference call to follow up on the meeting of such advisors on January 15, 2001.

     On January 29, 2001, Messrs. Jastrow and M. Richard Warner, Chief Administrative Officer of Parent, met with Messrs. Pomerantz and Casey, along with Salomon Smith Barney, Deutsche Banc and Rothschild, in Chicago to further discuss pricing and structure of a potential transaction.

     On February 2, 2001, a conference call was held by the Company's and Parent's financial advisors to discuss a possible transaction.

     On February 2, 2001, at a regular meeting of Parent's Board of Directors, Parent's management updated Parent's Board of Directors on the status of discussions and negotiations. Parent's Board of Directors approved continuation of the negotiation process and due diligence on the transaction.

     On February 5, 2001, Salomon Smith Barney and Deutsche Banc met by conference call to review Deutsche Banc's methodology and valuation assumptions.

     On February 7, 2001, at a regular meeting of the Company's Board of Directors, the Company's senior management and financial advisors updated the directors on the status of their discussions with Parent and its financial advisors. The Company's outside legal advisors once again reviewed the fiduciary duties of the directors. After a discussion of the terms, structure and value of the proposed transaction and other related matters, the Board directed management to continue to pursue the transaction with Parent and to report on any significant developments.

     On February 15, 2001, Messrs. Jastrow and Warner met with Messrs. Pomerantz and Casey in California to discuss the value, timing and structure of a potential transaction. Parent and the Company determined to proceed with the negotiation of a potential transaction.

     On March 8 and 9, 2001, representatives of Parent conducted preliminary due diligence and met with representatives to discuss the potential transaction and outline further due diligence requirements.

     On March 13, 2001, the Company executed an engagement letter with Deutsche Banc to provide advisory and investment banking services with respect to the exploration of strategic alternatives. This letter superceded the Company's prior engagement letter with Deutsche Banc dated December 9, 1999.

     On March 19, 2001, representatives of Parent performed further due diligence review of information assembled by the Company.

     On March 27, 2001, the Company executed an engagement letter with Rothschild pursuant to which Rothschild would serve as co-financial advisor for the purpose of rendering financial advice to the Company in connection with a possible strategic transaction. This letter superceded the Company's prior engagement letter with Rothschild dated March 27, 2000.

     On March 29, 2001, Mr. Jastrow and Mr. Pomerantz met by phone, and Mr. Jastrow advised that based on concerns about the Company's chemical release litigation, Parent did not desire to proceed further at that time with negotiations of a possible transaction on terms previously discussed.

     On May 1, 2001, Mr. Jastrow met with Mr. Pomerantz in Burnet, Texas to continue to discuss a possible transaction between Parent and the Company.

     On May 4, 2001, a meeting of Parent's Board of Directors was held at which the Parent's Board of Directors directed Parent's management to undertake a due diligence review of certain litigation issues with respect to the Company and to delay further negotiations with the Company pending completion of the review.

     On May 8, 2001, Mr. Warner discussed with Mr. Casey Parent's due diligence findings and Mr. Casey updated Mr. Warner on the status of the Company's chemical release litigation.

     On May 8, 2001, at a special meeting of the Company's Board of Directors, the Company's financial advisors indicated to the Board that Parent had renewed its interest in a transaction with the Company and reviewed with the Board the details of Parent's proposal. After a discussion of the proposal, issues germane to the transaction and other related matters, the Board directed management to continue to pursue Parent's transaction proposal.

     On June 6, 2001, at a regular meeting of the Company's Board of Directors, Mr. Pomerantz reviewed the status of the negotiations with Parent.

     On June 7, 2001, Messrs. Jastrow and Warner met with Messrs. Pomerantz and Casey in Des Moines, Iowa to discuss the pricing and timing of a potential transaction.

     On June 13, 2001, Messrs. Jastrow and Warner met with Messrs. Pomerantz and Casey in Des Moines, Iowa to further discuss a potential transaction.

     On June 15, 2001, at a special meeting of the Company's Board of Directors, the Board was updated on the negotiations with Parent. Mr. Pomerantz reported that management had met recently with Parent's representatives and that Parent was currently proposing simultaneous equity and debt tender offers, each contingent upon the success of the other, in which Parent would offer a combination of cash and Parent stock for all of the Company's outstanding stock. The Board then discussed the terms, structure and value of the new proposed transaction and other related matters. The Company's outside legal advisors also reviewed with the Board their fiduciary duties. After further discussion, the Board directed management to pursue the transaction with Parent and to seek to maximize the value obtained in the transaction.

     On June 19, 2001, Mr. Warner met with Mr. Casey, along with Salomon Smith Barney, Deutsche Banc and Rothschild, in Chicago to further discuss the pricing and structure of a potential transaction.

     On July 3, 2001, Mr. Jastrow delivered a letter to Mr. Pomerantz outlining the terms of Parent's proposal, which included an equity exchange offer (subject to a partial cash election option for Parent) for at least two-thirds of the Company's outstanding shares at a collared exchange rate equal to $1.50 per share of the Company, purchasing all of the Company's bank debt at par and at least 90% of each class of notes at a discount to par through a debt tender offer, and assuming the Company's severance and change of control and advisory fee obligations in amounts not to exceed $55 million and $10 million, respectively, to be paid in Parent stock.

     On July 17, 2001, Messrs. Jastrow and Warner met with Messrs. Pomerantz and Casey, along with Salomon Smith Barney, Deutsche Banc and Rothschild, in Chicago to discuss the potential transaction.

     On July 18, 2001, Mr. Warner had a phone conversation with Mr. Casey to discuss issues related to the terms of the Offer and the Merger. On that same day, Mr. Jastrow met with Mr. Pomerantz in San Francisco, California to discuss the pricing of the equity component of a potential transaction.

     On July 26, 2001, the Company's Board of Directors met and the Company's senior management and financial advisors updated the Board on the status of their discussions with Parent and its financial advisors and described the terms and conditions of Parent's new transaction proposal. The Company's outside legal advisors also reviewed the fiduciary duties of the directors. Following a discussion of the terms, structure and value of the new proposed transaction and other related matters, the Board of Directors directed management to continue to pursue the new transaction.

     On August 3, 2001, a meeting of Parent's Board of Directors was held at which it was determined that the acquisition would be undertaken pursuant to an all cash tender offer at $1.80 per share followed by a merger.

     On August 7, 2001, at a regular meeting of the Company's Board of Directors, the Company's management and financial advisors updated the Board on Parent's new proposal for an all-cash tender offer to acquire the Company's debt and equity securities in simultaneous tender offers. Members of the Company's management also reviewed with the Board the historical financial performance and prospects of the Company. The Company's outside legal advisors again reviewed for the directors their fiduciary duties. After a discussion of the terms of the new offer, the status of the parties' due diligence efforts and other related matters, the Board authorized management to continue discussions with Parent.

     On August 16, 2001, the Company executed an amendment to its engagement letter with Rothschild.

     On August 21, 2001, representatives of the Parent, including Mr. Warner and Parent's financial and legal advisors, and representatives of the Company, including Mr. Casey and the Company's financial and legal advisors, met in Chicago to discuss and negotiate certain issues relating to the potential transaction.

     On August 24, 2001, a special meeting of the Company's Board of Directors was held to update the Board on Parent's proposal. The Company's financial advisors again summarized the terms of Parent's proposed transaction and presented a preliminary valuation analysis of the proposed transaction. The Company's financial advisors also outlined the steps necessary to complete the proposed transaction. The Company's outside legal advisors again also reviewed the fiduciary duties of the directors. The Board then discussed the terms, structure and value of the proposed transaction and other related matters.

     On September 7, 2001, Parent's Board of Directors held a special meeting by teleconference at which it considered the structure, pricing, and timing of a potential transaction and reviewed management's due diligence findings. Salomon Smith Barney further updated and advised the Parent's Board of Directors on financial valuation matters.


     On September 7, 2001, the Company's Board of Directors held a special meeting at which it considered the proposed financial terms and conditions of the Original Offer and the Merger. At that meeting, the Company's legal advisors again reviewed the directors' fiduciary duties in considering the proposed transaction and the principal terms and conditions of the proposed transaction, including the principal terms and conditions of the proposed Original Merger Agreement and the amendment to the Rights Agreement. Members of the Company's management reviewed with the Board the Company's business, market conditions and prospects. The Company's financial advisors further updated and advised the Board on financial valuation matters and each of Deutsche Banc and Rothschild provided its oral opinion (subsequently confirmed in writing) to the Board that, as of the date of such opinion and subject to the assumptions made, matters considered and limitations on the review undertaken set forth in its written opinion, the $1.80 in cash per Share to be received by the stockholders in the Original Offer and the Merger was fair, from a financial point of view, to such holders. The Board then discussed the presentations and the drafts of the various documents it had received at this and other Board meetings and further discussed the terms and conditions of other business combinations in the Company's industry deemed relevant, the scope and history of the Company's negotiations with Parent and certain other matters. The Board then declared that the Original Offer and the Merger were fair to, and in the best interests of, the Company's stockholders, unanimously adopted, approved and declared advisable the Original Merger Agreement, the Original Offer and the Merger and the amendment to the Rights Agreement and unanimously resolved to recommend that the stockholders of the Company accept the Original Offer and tender their Shares. The Board then formed a subcommittee (the "Subcommittee"), consisting of Messrs. Pomerantz and Casey, and delegated to the Subcommittee the authority to approve any final changes to the Original Merger Agreement and related documents.



     On September 27, 2001, the Company's Subcommittee of the Board acted by unanimous written consent and approved the changes and modifications to the form, terms and provisions of the Original Merger Agreement and related documents occurring since September 7, 2001.



     On September 27, 2001, Parent's Board of Directors acted by unanimous written consent and declared that the Original Offer and the Merger were fair to, and in the best interests of, the Parent's stockholders and unanimously adopted, approved and declared advisable the Original Merger Agreement, the Original Offer and the Merger, and the other transactions contemplated by the Original Merger Agreement.



     On September 27, 2001, the Original Merger Agreement was executed by Parent, the Purchaser and the Company.


     On September 27, 2001, Parent and the Company issued a joint press release announcing the transaction.


     On September 28, 2001, Purchaser commenced the Offer and the concurrent Notes Tender Offers.



     After the execution of the Original Merger Agreement on September 27, 2001, Parent and the Purchaser proceeded to take actions necessary to allow the Offer and Merger to be consummated at the earliest practicable time. These actions included, among others, commencing on September 28, 2001 the Offer and, through Inland Container Corporation I, a Delaware corporation and a wholly-owned subsidiary of Parent (the "Note Subsidiary"), the Notes Tender Offers and making the required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act").



     On October 1, 2001, a lawsuit entitled Absolute Recovery Hedge Fund, L.P., Absolute Recovery Hedge Fund, Ltd. v. Gaylord Container Corp., Temple-Inland Acquisition Corp., Temple-Inland Inc., State Street Bank and Trust Company and Fleet National Bank (the "Litigation"), was filed in the United States District Court for the Southern District of New York by plaintiffs seeking to assert claims on behalf of a class of all holders of the Company's Senior Notes.



     On October 1, 2001, Mr. Warner had a telephone conversation with Mr. Casey regarding (1) the market reaction to the Offer and the response of significant noteholders to the Notes Tender Offers, and (2) the Litigation and the response of Parent and the Company to the lawsuit.



     On October 9, 2001, the plaintiffs in the Litigation filed a Motion for a Temporary Restraining Order, seeking, among others things, to prevent the consummation of the Offer and Notes Tender Offers.



     On October 10, 2001, Parent and the Purchaser filed papers in opposition to the Motion for a Temporary Restraining Order and the Company also filed papers in opposition to the Motion for a Temporary Restraining Order. On that same date, the plaintiffs in the Litigation filed an amended complaint against Parent, the Purchaser, the Company, State Street Bank and Trust Company and Fleet National Bank.



     On October 10, 2001, Messrs. Warner and Casey had a telephone discussion regarding a letter, dated October 10, 2001, from counsel representing a group of noteholders with interests in more than 50% of the aggregate principal amount of each series of Notes (the "Majority Noteholders"), advising the Company that the Majority Noteholders did not intend to tender their Notes into the Notes Tender Offers at the original purchase prices for the Notes.



     On October 11, 2001, the parties in the Litigation agreed to extend to October 26, 2001 the consent payment deadline and related withdrawal deadline with respect to the Notes Tender Offers to correspond with the expiration dates of the Offer and Notes Tender Offers on October 26, 2001. On that same date, Parent, through Note Subsidiary, extended these dates.



     On October 15, 2001, the parties in the Litigation agreed to delay, without prejudice, the preliminary injunction hearing scheduled for October 23, 2001, and to suspend discovery and activities related thereto, in order to permit time for negotiations among Parent, the Company and the Majority Noteholders. The parties further agreed that in the event that a new or different tender offer is announced by Parent, the Notes Tender Offers will be kept open for an additional period of at least twelve days after such revised terms or agreement is publicly announced.



     On October 15, 2001, the waiting period under the HSR Act expired without any regulatory challenge under the HSR Act to the consummation of the Offer or the Merger.



     On October 24, 2001, Messrs. Warner and Casey had a telephone discussion regarding a potential extension of the expiration dates for the Offer and Notes Tender Offers.



     On October 26, 2001, Mr. Jastrow met with Mr. Pomerantz to discuss alternative pricing allocations to induce the Majority Noteholders to tender their Notes. On that same date, Messrs. Warner and Casey had a telephone discussion regarding pursuing an agreement from the Majority Noteholders to tender their Notes and the process for obtaining information from the Majority Noteholders on an alternative proposal for the structure of the transaction.



     On October 29, 2001, the Purchaser and Note Subsidiary extended the Offer and Notes Tender Offers until 12:00 midnight, New York City time, on Friday, November 9, 2001.



     On November 2, 2001, a meeting of Parent's Board of Directors was held at which meeting the directors reviewed the transaction, the response of noteholders and stockholders to the transaction, the Litigation, the initial extension of the expiration dates for the tender offers, alternative pricing proposals for the Notes Tender Offers, and the general strategy for meetings and communication with the Majority Noteholders. Parent's

Board of Directors approved continuing to develop alternative pricing proposals for the Notes Tender Offers and continuing negotiations with the Company for an amendment to the Merger Agreement to implement any such proposals.



     On November 7, 2001, Messrs. Jastrow and Warner and representatives of Salomon Smith Barney met with representatives of the Majority Noteholders in Boston to discuss the Majority Noteholders' position on the Notes Tender Offers and proposals regarding alternative pricing and transaction structures.



     On November 8, 2001, Messrs. Warner and Casey had a telephone conversation to discuss the content and context of the negotiations with the representatives of the Majority Noteholders.



     On November 8, 2001, at a regular meeting of the Company's Board of Directors, Mr. Pomerantz reviewed with the Board his recent discussions with Parent concerning the tender offers and his understanding of Parent's recent discussions with the representatives of the Majority Noteholders. The Board then reviewed the feasibility and probability of success of the tender offers, discussed negotiating strategies and other issues germane to the transaction and discussed the formation of an independent special committee to review and evaluate the terms and structure of the transaction.



     On November 9, 2001, Messrs. Jastrow and Pomerantz had a telephone discussion regarding the Company's position on restructuring the tender offers. On that same date, Messrs. Warner and Casey also had a telephone discussion regarding the Company's position on restructuring the tender offers and regarding the conditions for extension.



     On November 10, 2001, Messrs. Jastrow and Pomerantz had further telephone discussions regarding a restructuring of the tender offers. On that same day, Messrs. Warner and Casey had a telephone conversation regarding the negotiation and approval process for an alternative transaction structure involving a reduction in the Original Offer Price and a reduction in benefits payable under certain employment and severance arrangements and the Company's Supplemental Executive Retirement Plan and the role that a special committee of the Company's independent directors would play in the process.



     On November 11, 2001, Messrs. Warner and Casey had a telephone conversation regarding the extension of the expiration dates for the Offer and Notes Tender Offers.



     On November 11, 2001, the Company's Board of Directors held a special meeting at which Mr. Pomerantz again reviewed with the Board his recent discussions with Parent concerning the tender offers and his understanding of Parent's recent discussions with the representatives of the Majority Noteholders. The Board again reviewed the feasibility and probability of success of the tender offers and discussed negotiating strategies and other issues germane to the transaction. The Board then renewed its discussion of a special committee and, after deliberation and consideration, established the Independent Special Committee, comprised of Ms. Coleman and Messrs. Johnson and Kolb, to consider, evaluate and make a recommendation with respect to the Offer or any proposed new transaction with Parent and to determine the advisability and fairness of the Offer or any new transaction with Parent with respect to such constituencies of the Company as the Independent Special Committee may determine is necessary, appropriate or advisable. The Independent Special Committee also was authorized to retain independent legal and financial advisors at the Company's expense.



     On November 12, 2001, the Purchaser and Note Subsidiary extended the Offer and Notes Tender Offers until 12:00 midnight, New York City time, on Friday, November 16, 2001. On that same date, Messrs. Warner and Casey had a telephone discussion regarding an alternative pricing allocation structure.



     On November 13, 2001, the Independent Special Committee met. At that meeting, the Independent Special Committee unanimously ratified the selection and retention by Mr. Kolb of Morris, Nichols, Arsht & Tunnell as independent counsel to the Independent Special Committee, and the selection and retention of Mesirow Financial, Inc. ("Mesirow") as the Independent Special Committee's independent financial advisor. During the meeting, representatives of Mesirow reported on the progress of their due diligence and matters discussed in meetings with members of the Company's management, and outlined Mesirow's understanding to that date of the Company's liquidity situation, including the nature and amount of the Company's debt, the prospects for the Company negotiating for relief from certain debt covenants applicable at the end of the calendar year, and management's projections that it may need to sell certain assets during fiscal year 2002 to meet the Company's debt obligations. Mesirow also discussed with the Independent Special Committee certain of the financial analyses it would apply in advising the Independent Special Committee. Following the report from Mesirow, the Independent Special Committee's counsel reviewed the principal terms of the Offer and the Independent Special Committee's duties in making a recommendation with respect to the Offer or any proposed new transaction with Parent. Thereafter, the Company and the Independent Special Committee executed an engagement letter with Mesirow, dated as of November 14, 2001, pursuant to which the Independent Special Committee engaged Mesirow as its financial advisor for purposes of the Independent Special Committee's work with respect to a proposal by Parent.



     On November 14, 2001, Messrs. Warner and Casey had a telephone discussion regarding an alternative pricing structure and an agreement to propose a reduction in the Offer price from $1.80 to $1.25, a reduction in benefits payable under certain employment and severance arrangements and the Company's Supplement Executive Retirement Plan to certain current and former senior executives of the Company and an increase in the purchase prices for the Notes.



     On November 15, 2001, Messrs. Warner and Casey had a telephone conversation regarding the status of discussions with certain current and former senior executives regarding a reduction in their benefits under certain employment and severance arrangements and the Company's Supplement Executive Retirement Plan, the timing of meetings, and the extension of the expiration dates for the Offer and Notes Tender Offers.



     On November 15, 2001, the Independent Special Committee met with its financial and legal advisors. During the meeting the Company's senior management updated the Independent Special Committee on the status of the tender offers. The Company's senior management then described to the Independent Special Committee a proposal for a revised Offer, which management desired to present to Parent and which management believed would encourage more holders of Notes to tender their Notes in the Notes Tender Offers and, as a result, facilitate completion of the Offer. The proposal included an increase in the prices that Parent would offer for the Notes, an increase in the funds to be provided by Parent, a reduction in the Offer price, and a reduction in benefits payable under certain employment and severance arrangements and the Company's Supplement Executive Retirement Plan to certain current and former senior executives of the Company. Mesirow made a presentation to the Independent Special Committee during which Mesirow, among other things, noted that the terms of the Original Offer and the original Notes Tender Offers included a premium to the pre-tender offer closing prices of the Shares and each series of the Notes, reviewed the Company's current debt obligations and noted that years of positive free cash flow were largely offset by years of negative free cash flow, that the Company was at risk of defaulting on certain loan covenants on December 31, 2001 and that under management's projections asset sales would be required in 2002 for the Company to meet its debt obligations. Accordingly, Mesirow expressed to the Independent Special Committee Mesirow's view that there was a risk to the Company's stockholders and unsecured creditors that the Company's financial condition would, absent a transaction, continue to deteriorate.



     Mesirow's analyses included a selected company analysis, a selected precedent transactions analysis, a discounted cash flow analysis (based upon downside, base and upside case projections provided by management), and analyses of the build up of asset values on a going concern basis, on a liquidation basis and on a hypothetical bankruptcy basis, based on valuations and projections prepared by management of the Company. Mesirow also noted that the Company and its advisors had engaged in extensive efforts to market the Company without success, other than Parent's Offer.



     Following Mesirow's presentation, counsel advised the Independent Special Committee regarding its fiduciary duties and the range of legal and practical factors to be considered by the Independent Special Committee in the exercise of its business judgment. Based on these factors, the Independent Special Committee unanimously determined that it would be in the best interests of the Company and each of its constituencies to complete a transaction with Parent and that the allocation of the consideration under the Revised Offer is fair and offers a reasonable allocation of consideration that could be accepted by the Company's constituencies and result in a transaction that could satisfy the conditions of the Revised Offer.

     On November 16, 2001, Messrs. Jastrow and Pomerantz had a telephone discussion regarding the proposed revised Offer and Notes Tender Offers and agreed to proceed with the negotiation of a revised Merger Agreement to incorporate the proposed pricing and allocation.



     On November 16, 2001, the Company's Board of Directors held a special meeting and the Company's senior management updated the Board on the status of the tender offers. Senior management then described for the Board its proposal for a revised Offer and the Independent Special Committee noted its preliminary endorsement of the proposal. The Company's outside legal counsel then reviewed the fiduciary duties of the directors. After a discussion of the terms, structure and value of the proposal and other related matters, the Board directed management to present the new proposal to Parent.



     On November 19, 2001, the Purchaser and Note Subsidiary extended the Offer and Notes Tender Offers until 12:00 midnight, New York City time, on Friday, November 30, 2001.



     On November 23, 2001, Messrs. Jastrow and Pomerantz continued their telephone discussions regarding the proposed revised Offer and Notes Tender Offers. On that same date, Messrs. Warner and Casey continued their telephone discussions regarding the proposed revised Offer and the timing and announcement of a revised Offer.



     On November 26, 2001, Messrs. Jastrow and Pomerantz continued their telephone discussions regarding the proposed revised Offer and Notes Tender Offers. On that same date, Messrs. Warner and Casey continued their telephone discussions regarding the proposed revised Offer and the timing and announcement of a revised Offer.



     On November 28, 2001, the Independent Special Committee met to consider the proposed financial terms and conditions of the Revised Offer and the Merger. At that meeting, the Independent Special Committee's counsel again reviewed the Independent Special Committee members' fiduciary duties in considering the terms of the proposed revised transaction. The Independent Special Committee's financial advisor further advised the Independent Special Committee on financial matters, including among other things updated analyses of the build up of asset values on a liquidation basis and on a hypothetical bankruptcy basis, and of the premium to the closing prices of the Shares and each series of the Notes. The Independent Special Committee then discussed the presentations it had received at this and other Independent Special Committee meetings, the scope and history of the Company's negotiations with Parent, the status of the $1.80 Original Offer and the concurrent Notes Tender Offers, and the other matters described below in the section "Reasons for the Recommendations -- Recommendation of the Independent Special Committee." Following such discussion, the Independent Special Committee unanimously (1) determined that it would be in the best interests of the Company and each of its constituencies to complete a transaction with the Purchaser and that the allocation of the consideration under the Revised Offer is fair and offers a reasonable allocation of consideration that could be accepted by the Company's constituencies and result in a transaction that could satisfy the conditions of the Revised Offer and (2) recommended that the Board of Directors approve and adopt the Merger Agreement and the Merger.



     Following the Independent Special Committee meeting, the full Board of Directors met in a special meeting, along with the Company's financial and legal advisors, to consider the proposed financial terms and conditions of the Revised Offer and the Merger. At that meeting, the Company's legal advisors again reviewed the directors' fiduciary duties in considering the terms of the proposed revised transaction, including the principal terms and conditions of the proposed Amendment No. 1 to the Merger Agreement. Members of the Company's management reviewed with the Board the Company's business, market conditions and prospects. The Company's financial advisors further advised the Board on financial valuation matters and each of Deutsche Banc and Rothschild provided its oral opinion (subsequently confirmed in writing) to the Board that, as of the date of such opinion and subject to the assumptions made, matters considered and limitations on the review undertaken set forth in its written opinion, the $1.25 in cash per Share to be received by the stockholders in the Revised Offer and the Merger was fair, from a financial point of view, to such holders. The Board then discussed the presentations and the drafts of the various documents it had received at this and other Board meetings and further discussed the terms and conditions of other business combinations in the Company's industry deemed relevant, the scope and history of the Company's negotiations with Parent, the status of the $1.80 Original Offer and the concurrent Notes Tender Offers, and the other matters described below in the section "Reasons for the Recommendations -- Recommendation of the Board of Directors." The Board then unanimously (1) determined that the terms of the Revised Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company, (2) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, and the Stock Option Agreement and the transactions contemplated thereby and (3) recommended that the Company's stockholders accept the Revised Offer, tender their Shares pursuant to the Revised Offer and, if necessary, approve and adopt the Merger Agreement and the Merger. The Board then reaffirmed the formation of the Subcommittee and the Subcommittee's authority to approve any nonsubstantive changes to the Merger Agreement and related documents.



     On November 30, 2001, Parent's Board of Directors acted by unanimous written consent and declared that the Revised Offer and Merger were fair to, and in the best interests of, Parent and its stockholders and unanimously adopted, approved and declared advisable Amendment No. 1 to the Merger Agreement, the Revised Offer, the Merger, and the other transactions contemplated by the Merger Agreement.



     On November 30, 2001, the Company's Subcommittee of the Board acted by unanimous written consent and approved the changes and modifications to the form, terms and provisions of Amendment No. 1 to the Merger Agreement and related documents occurring since November 28, 2001.



     On November 30, 2001, Amendment No. 1 to the Merger Agreement was executed by Parent, the Purchaser and the Company.



     On December 3, 2001, Parent and the Company issued a joint press release announcing the execution of Amendment No. 1 to the Merger Agreement and their intention to amend the Offer and Notes Tender Offers.



     On December 3, 2001, the Purchaser extended the Offer and the Notes Tender Offers until January 7, 2002, and mailed to Company stockholders the Supplement to Offer to Purchase and to holders of the Notes a Supplement to the Offer to Purchase and Consent Solicitation Statement.



     During the Offer, Parent and the Purchaser intend to have ongoing contacts with the Company and its directors, officers and stockholders.



REASONS FOR THE RECOMMENDATIONS



     Recommendation of the Independent Special Committee. In reaching its recommendation described above under the heading "Recommendations," the Independent Special Committee concluded that the Revised Offer was in the best interests of the Company and its various constituencies and that the allocation of the consideration offered a reasonable allocation that could result in a transaction. In reaching this conclusion, the Independent Special Committee considered a number of factors including, without limitation, the following:



          (1) the Company's business, financial condition, results of operations, assets, liabilities, business strategy and prospects, as well as various uncertainties associated with those prospects, including the possibility that the Company will default on certain of its debt covenants, be required to sell assets to satisfy its debt obligations, and resulting constraints on the Company's liquidity;



          (2) the extensive efforts of the Company and its advisors in reviewing and pursuing strategic alternatives which resulted in only one serious indication of interest (by Purchaser) and the fact that the Company received no expressions of interest from any other person or company with respect to any alternative transaction since the announcement of the transaction on September 27, 2001;



          (3) the presentations of Mesirow to the Independent Special Committee at its meetings on November 15, 2001 and November 28, 2001 as to various financial and other matters including, among other things, a selected company analysis, a selected precedent transactions analysis, a discounted cash flow analysis (based upon downside, base and upside case projections prepared by management), and analyses of the build-up of asset values on a going concern basis, on a liquidation basis, and on a hypothetical bankruptcy basis, based on valuations and projections prepared by management of the Company, including:



               (a) Mesirow's view that there is a risk to the Company's stockholders and to the holders of the Company's Notes that the Company's financial condition will continue to deteriorate as the Company's liquidity and strategic alternatives are further constrained;



               (b) that the Company's ratio of total debt to LTM EBITDA is significantly higher than that of certain of its principal competitors in its business segments;



               (c) that the Company's prior years of positive free cash flow have largely been offset by years of negative free cash flow; and



               (d) that the $1.25 Revised Offer represents a premium of more than 80% to the one-day and more than 40% to the 30-day and 60-day average pre-Offer market prices for the Shares;



          (4) the fact that, as of November 16, 2001, the holders of the Company's 9 3/8% Senior Notes, 9 3/4% Senior Notes and Senior Subordinated Notes had tendered only approximately 1.9%, 2.4% and 0.3%, respectively, of the aggregate outstanding principal amount of each such series of Notes in the offers for the Notes contemplated by the Original Merger Agreement;



          (5) the fact that the $1.80 Original Offer was conditioned on Parent having acquired prior to or simultaneously with the consummation of such offer at least 90% of the aggregate principal amount of each of the Company's outstanding Notes, and the Independent Special Committee's belief that (i) the Majority Noteholders would not tender their Notes at the offered prices of 75.5% and 26% per principal amount of Senior Notes and Senior Subordinated Notes, respectively, and (ii) Parent would not increase the prices it offered the holders of the Notes in the Notes Tender Offers unless the Company agreed to a reduced Offer price for the Shares and certain of the Company's current and former senior officers agreed to reduced SERP and other employee benefits;



          (6) the fact that following announcement of the Offer at a price of $1.80 per Share, the Company's Shares never closed at a price above $1.30, and the fact that the $1.25 per Share in cash to be received by the Company's stockholders in both the Revised Offer and the Merger represents
     (i) a per Share premium of more than 80% over the pre-Offer one-day and more than 40% over the pre-Offer 30-day average and 60-day average prices for the Company's common stock and (ii) a per Share premium of approximately 15% over the closing market price of $1.09 on November 27, 2001, the last full trading day before its recommendation;



          (7) the willingness of certain current and former senior officers of the Company to attempt to increase the likelihood that the conditions of the Revised Offer and revised Notes Tender Offers would be satisfied by agreeing to reduce by an aggregate amount of approximately $16.9 million the SERP and other employee benefits they would otherwise be entitled to receive and to make such amounts available to the holders of Notes;



          (8) the alternatives to the Offer and the Merger available to the Company, including, without limitation, continuing to maintain the Company as an independent company;



          (9) the fact that Purchaser will only pay cash consideration for the Shares, thus eliminating any uncertainties in valuing the consideration to be received by the Company's stockholders;



          (10) the financial and other terms and conditions of the Revised Offer, the Merger and the Merger Agreement; and



          (11) the advice of the Independent Special Committee's legal advisor with respect to the terms and conditions of the Merger Agreement, the Revised Offer and the Merger.



     The foregoing discussion of the information and factors considered and given weight by the Independent Special Committee is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Independent Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. Rather, the Independent Special Committee viewed its recommendation as being based on the totality of the information presented to and considered by it. In addition, individual members of the Independent Special Committee may have given different weights to different factors. In arriving at its decision, the Independent Special Committee was aware of the financial interests of the Company's directors and Messrs. Pomerantz, Hayford, Casey, Keough and Rogna and certain other members of the Company's senior management in the consummation of the Offer and the Merger, as set forth above.



     Recommendation of the Board of Directors. In arriving at its decision described above under the heading "Recommendations" to (1) determine that the terms of the Revised Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company, (2) approve and adopt the Merger Agreement, the Revised Offer and the Merger, and (3) recommend that the Company's stockholders accept the Revised Offer, tender their Shares pursuant to the Revised Offer and, if necessary, approve and adopt the Merger Agreement and the Merger, the Board of Directors considered a number of factors, including, without limitation, the following:



          (1) the Company's business, financial condition, results of operations, assets, liabilities, business strategy and prospects, as well as various uncertainties associated with those prospects in light of both the unsettled general economic conditions (including future interest rates and exchange rates) and unstable paper industry market conditions (including future linerboard prices) under which the Company is operating. In particular, the Board of Directors considered the possibility that the Company could be required to seek protection under the federal bankruptcy code if (i) the Offer and the Notes Tender Offers were not consummated,
     (ii) the Company's operating results continued to decline and (iii) the Company cannot obtain certain amendments to its senior credit facility;



          (2) the extensive efforts of the Company and its advisors in reviewing and pursuing strategic alternatives which resulted in only one serious indication of interest (by Purchaser) and the fact that the Company received no expressions of interest from any other person or company with respect to any alternative transaction since the announcement of the transaction on September 27, 2001;



          (3) the oral opinions (subsequently confirmed in writing) of Deutsche Banc and Rothschild to the effect that, as of the date thereof and based upon certain matters considered relevant by Deutsche Banc and Rothschild, the $1.25 per Share in cash to be received by the stockholders of the Company in the Revised Offer and the Merger is fair, from a financial point of view, to such stockholders. The full text of the written opinions of Deutsche Banc and Rothschild are attached to this Statement as Annex A and Annex B, respectively, and are incorporated herein by reference. Such opinions should be read in their entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations of the review undertaken by Deutsche Banc and Rothschild in connection with such opinions;



          (4) the presentation of Deutsche Banc and Rothschild to the Board of Directors at its meeting on November 28, 2001 as to various financial and other matters deemed relevant to the Board of Directors' consideration, including, among other things, a selected company analysis, a selected precedent transactions analysis and a discounted cash flow analysis of the projections prepared by management of the Company;



          (5) the fact that, as of November 16, 2001, the holders of the Company's 9 3/8% Senior Notes, 9 3/4% Senior Notes and Senior Subordinated Notes had tendered only approximately 1.9%, 2.4% and 0.3%, respectively, of the aggregate outstanding principal amount of each such series of Notes in the offers for the Notes contemplated by the Original Merger Agreement;



          (6) the fact that the $1.80 Original Offer was conditioned on Parent having acquired prior to or simultaneously with the consummation of such offer at least 90% of the aggregate principal amount of each of the Company's outstanding Notes, and the Board's belief that (i) the Majority Noteholders would not tender their Notes at the offered prices of 75.5% and 26% per principal amount of Senior Notes and Senior Subordinated Notes, respectively, and (ii) Parent would not increase the prices it offered the holders of the Notes in the Notes Tender Offers unless the Company agreed to a reduced Offer price for the Shares and certain of the Company's current and former senior officers agreed to reduced SERP and other employee benefits;



          (7) the fact that following announcement of the Offer at a price of $1.80 per Share, the Company's Shares never closed at a price above $1.30, and the fact that the $1.25 per Share in cash to be received by the Company's stockholders in both the Revised Offer and the Merger represents
     (i) a per Share premium of more than 80% over the pre-Offer one-day and more than 40% over the pre-Offer 30-day average and 60-day average prices for the Company's common stock and (ii) a per Share premium of approximately 13% over the closing market price of $1.11 on November 26, 2001, the second to last full trading day before its recommendation;



          (8) the willingness of certain current and former senior officers of the Company to attempt to increase the likelihood that the conditions of the Revised Offer and revised Notes Tender Offers would be satisfied by agreeing to reduce by an aggregate amount of approximately $16.9 million the SERP and other employee benefits they would otherwise be entitled to receive and to make such amounts available to the holders of Notes;



          (9) the recommendation of the Independent Special Committee that the Board approve and adopt the Merger Agreement and the Merger;



          (10) the prospects that the Offer and the Merger would be consummated, including the fact that the Offer was conditioned, among other things, on the Purchaser having acquired prior to or simultaneously with the consummation of the Offer at least 90% of the aggregate principal amount of each of the Company's outstanding Notes and the prospects for consummation of the Notes Tender Offers;



          (11) the alternatives to the Offer and the Merger available to the Company, including, without limitation, continuing to maintain the Company as an independent company;



          (12) the fact that Purchaser will only pay cash consideration for the Shares, thus eliminating any uncertainties in valuing the consideration to be received by the Company's stockholders;



          (13) the financial and other terms and conditions of the Revised Offer, the Merger and the Merger Agreement; and



          (14) the advice of the Company's legal advisors with respect to the terms and conditions of the Merger Agreement, the Revised Offer and the Merger.



     The foregoing discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. Rather, the Board of Directors viewed its recommendation as being based on the totality of the information presented to and considered by it. In addition, individual members of the Board of Directors may have given different weights to different factors. In arriving at its decision, the Board of Directors was aware of the financial interests of the Company's directors and Messrs. Pomerantz, Hayford, Casey, Keough and Rogna and certain other members of the Company's senior management in the consummation of the Offer and the Merger, as set forth above.



INTENT TO TENDER


     After reasonable inquiry, to the best of the Company's knowledge, each executive officer, director and affiliate of the Company currently intends to tender all Shares held of record or beneficially owned by such person or entity to Parent and Purchaser in the Offer in accordance with the terms of the Stockholders Agreement. No subsidiary of the Company beneficially owns any Shares.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to stockholders of the Company in connection with the Offer or the Merger.

THE DEUTSCHE BANC ENGAGEMENT

     The Company retained Deutsche Banc as its financial advisor in connection with the Offer and the Merger. Pursuant to a letter agreement, dated March 13, 2001, between the Company and Deutsche Banc, the Company agreed to pay Deutsche Banc (1) a retainer fee equal to $100,000 upon execution of the letter agreement, (2) an additional fee of $750,000 upon delivery of a fairness opinion in connection with a transaction, (3) a transaction fee upon consummation of a transaction, which transaction fee will be reduced by any previously paid retainer fee and opinion fee, and (4) its reasonable out-of-pocket expenses incurred in connection with any actual or proposed transaction, including the fees and out-of-pocket disbursements of one of Deutsche Banc's outside counsel. Upon consummation of a transaction with Parent, the transaction fee shall be $6,300,000. Upon consummation of a transaction with a company other than Parent, the transaction fee shall be equal to 0.60% of the sum of (1) the cash and market value of any property paid to the Company or its stockholders in connection with a transaction, (2) any amounts paid to holders of the Company's warrants, convertible securities, options or stock appreciation rights in connection with a transaction, (3) the face amount of indebtedness for borrowed money repaid or assumed in connection with a transaction and (4) the market value of any Company assets distributed to its stockholders in connection with a transaction. For purposes of the letter agreement, a "transaction" means any transaction, through sale, merger, joint venture or otherwise, in which at least 50% of the voting power of the Company or all or a substantial portion of its assets are combined with or transferred to another company.

     Pursuant to the letter agreement, the Company also agreed to indemnify Deutsche Banc, its affiliates and certain related persons against certain liabilities in connection with its engagement or any actual or proposed transaction.

     In the past, Deutsche Banc and its affiliates have provided financial advisory and investment banking services to the Company and received customary compensation for the rendering of such services. In particular, Bankers Trust Company, an affiliate of Deutsche Banc, is the administrative agent and a lender under the Company's term loan facility and revolving credit facility and is the facility agent and a lender under the Company's accounts receivable revolving credit facility. In the ordinary course of business, Deutsche Banc and its affiliates may trade securities of the Company and Parent for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

THE ROTHSCHILD ENGAGEMENT

     The Company also retained Rothschild as its financial advisor in connection with the Offer and the Merger. Pursuant to a letter agreement, dated as of March 27, 2001 and supplemented as of August 16, 2001, between the Company and Rothschild, the Company agreed to pay Rothschild (1) a fee of $400,000 upon delivery of a fairness opinion in connection with any transaction, which fee will be credited once against the transaction fee paid upon the closing of any transaction, (2) a transaction fee upon the closing of a transaction and (3) its reasonable out-of-pocket expenses incurred in connection with Rothschild's performance of services to the Company, including all reasonable fees and expenses of one outside counsel. Upon the closing of a transaction with Parent, the transaction fee shall be $3,500,000. Upon the closing of a transaction with a company other than Parent, the transaction fee shall be equal to the product of (1) 0.30% multiplied by (2) the total amount of (i) cash and (ii) the market value of all other property paid or payable directly or indirectly to the Company or any of its security holders in connection with a transaction (including (x) amounts paid to holders of any warrants, convertible securities, stock options or stock appreciation rights of the Company, (y) the amount of indebtedness repaid or assumed in connection with a transaction, and (z) the market value of any Company assets distributed to its stockholders in connection with a transaction). For purposes of the letter agreement, a "transaction" means any transaction or series or combination of related transactions, other than in the ordinary course of business, whereby control of the Company or any of its business, assets or properties is purchased, leased or otherwise acquired.

     Pursuant to the letter agreement and a separate indemnity agreement dated as of March 27, 2001, the Company also agreed to indemnify Rothschild, its affiliates and certain related persons against certain liabilities in connection with its engagement.

     In the past, Rothschild and its affiliates have provided financial advisory and investment banking services to the Company and received customary compensation for the rendering of such services. In the ordinary course of business, Rothschild and its affiliates may trade securities of the Company and Parent for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.


THE MESIROW ENGAGEMENT



     The Company and the Independent Special Committee retained Mesirow to serve as the Independent Special Committee's financial advisor in connection with the Offer and the Merger. Pursuant to a letter agreement, dated as of November 14, 2001, between the Special Committee, the Company and Mesirow, the Company agreed to pay Mesirow (1) a fee of $400,000 upon execution of the letter agreement and
(2) its reasonable out-of-pocket expenses incurred in connection with Mesirow's performance of services to the Independent Special Committee, including all reasonable fees and expenses of Mesirow's outside counsel. The Company and the Independent Special Committee agreed that, in the event that Mesirow is required to do any substantial work or perform any substantial services (beyond merely updating analyses with respect to changed terms of the Offer, the Notes Tender Offers and the Merger) after November 26, 2001, they will negotiate in good faith and agree to pay Mesirow additional fees for such additional work and/or services, such additional fees to be consistent with the fees paid to nationally recognized investment banking firms engaged to provide work and/or services of the nature to be performed by Mesirow.



     Pursuant to the letter agreement and a separate indemnification agreement, dated as of November 14, 2001, the Company also agreed to indemnify Mesirow, its affiliates and certain related persons against certain liabilities in connection with its engagement.



     In the ordinary course of business, Mesirow and its affiliates may trade securities of the Company and Parent for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.


ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Except for the transactions contemplated by the Merger Agreement, including the Offer and the Merger, no transaction in the Shares has been effected during the past 60 days by the Company or any of its subsidiaries or, to the knowledge of the Company, any of the Company's executive officers, directors or affiliates.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or
(4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

DELAWARE GENERAL CORPORATION LAW.

     As a Delaware corporation, the Company is subject to the Delaware General Corporation Law (the "DGCL"), including Section 203 of the DGCL (the "Delaware Takeover Statute"). In general, the Delaware Takeover Statute prevents an "Interested Stockholder" (generally defined as a person who beneficially owns 15% or more of the Company's outstanding voting stock or who is an affiliate or associate of the Company and has owned 15% or more of the outstanding voting stock of the Company at any time within the 3-year period immediately prior to becoming an Interested Stockholder) from engaging in certain business combinations, including a merger, with the Company for a period of three years following the time such person became an Interested Stockholder, unless, among other exceptions, before the time such person became an Interested Stockholder, the Board approved either the business combination or the transaction in which such person became an Interested Stockholder. Accordingly, the Board approved the Merger Agreement, as described in Item 4 above, and therefore the restrictions of the Delaware Takeover Statute are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

     Under the DGCL, if Purchaser acquires, pursuant to the Offer, the exercise of its rights under the Stock Option Agreement or otherwise, at least 90% of the Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if Purchaser does not acquire at least 90% of the Shares pursuant to the Offer, the exercise of its rights under the Stock Option Agreement or otherwise and a vote of the Company's stockholders is required under the DGCL, a longer period of time will be required to effect the Merger.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION.

     The Company's Amended and Restated Certificate of Incorporation requires that, if no shares of the Company's Class B Common Stock, par value $.0001 per share ("Class B Common Stock"), are then outstanding, certain business transactions, including a merger or consolidation of the Company with any other corporation, be approved by the affirmative vote of the holders of 66 2/3% of the outstanding Common Stock. No shares of Class B Common Stock are outstanding. Accordingly, the restrictions of the Company's Amended and Restated Certificate of Incorporation are applicable to the Merger contemplated by the Merger Agreement. Nevertheless, if the Minimum Stock Condition (as defined in the Merger Agreement) is satisfied, the Purchaser would have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company.

INFORMATION PROVIDED PURSUANT TO RULE 14F-1 UNDER THE EXCHANGE ACT.


     The Amended and Restated Information Statement attached as Annex C to this Statement is being furnished to the Company's stockholders in connection with the designation by Purchaser of persons to the Board other than at a meeting of the Company's stockholders, and such information is incorporated herein by reference.


CONFIDENTIALITY AGREEMENT.

     Parent has agreed, pursuant to a Confidentiality Agreement, dated January 19, 2000, with the Company that Parent will not, and will not encourage or assist others to, for a period of two years, (1) acquire any voting securities or assets of the Company, (2) propose any form of business combination or similar transaction relating to the Company, (3) participate in any proxy solicitation of the Company's voting securities, (4) participate in a group with respect to the Company's voting securities, (5) discuss with third parties any of the foregoing, (6) disclose any intention or plan inconsistent with the foregoing, (7) seek control of the management, board of directors or policies of the Company or (8) request the Company to amend such provisions in the confidentiality agreement, without the prior written consent of the Company. Such standstill provisions will terminate upon the earlier of (a) the execution of an agreement by the Company providing for a sale of all or substantially all of the Company's assets or a combination of the Company with another entity other than one in which the stockholders of the Company immediately before such combination hold immediately after the combination at least 51% of the voting securities of the combined entity or (b) any group shall have commenced a tender or exchange offer intending to acquire 51% or more of the Company's capital stock entitled to vote in the election of directors or acquired or announced an intention to acquire such a controlling interest.

THE RIGHTS AGREEMENT.

     Each Right issued pursuant to the Rights Agreement entitles the registered holder thereof to purchase under some circumstances one one-hundredth of a share of Junior Participating Preferred Stock, Series A ("Junior Participating Preferred Stock"), at an exercise price of $50 per one one-hundredth of a share of Junior Participating Preferred Stock, subject to adjustment. Generally, the Rights become exercisable after the earlier of (1) the first date of public disclosure that a person or group (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Shares or (2) the 10th business day after commencement or public disclosure of an intention to commence a tender offer or exchange offer the consummation of which would result in that person becoming the beneficial owner of 15% or more of the Shares (the earlier of such dates being the "Distribution Date"). After any person becomes an Acquiring Person, each holder of each of the Rights (other than the Acquiring Person) will thereafter have the right to receive, in lieu of one one-hundredth of a share of Junior Participating Preferred Stock, such number of Shares as shall equal the result obtained by multiplying an amount equal to the then current purchase price by an amount equal to the number of one-hundredths of a share of Junior Participating Preferred Stock for which the Rights were then exercisable (without giving effect to such event), and dividing that product by 50% of the current market price per Share determined as of the date of such first occurrence. Upon the vote of the Board, the Rights may be redeemed at a price of $.01 per Right at any time prior to June 30, 2005 or the first date of public disclosure by the Company, an Acquiring Person or otherwise that an Acquiring Person has become such.

     In connection with the Offer and the Merger, the Board has amended the Rights Agreement to render the Rights and the Rights Agreement inapplicable to the Offer, the Merger and the transactions contemplated by the Merger Agreement.

UNITED STATES ANTITRUST COMPLIANCE.


     Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of the Shares pursuant to the Offer is subject to these requirements.



     Under the provisions of the HSR Act applicable to the purchase of the Shares pursuant to the Offer, such purchase may not be made until the expiration of a 15-calendar day waiting period following the required filing of a Notification and Report Form under the HSR Act by Purchaser. Purchaser has informed the Company that, on October 15, 2001, the waiting period under the HSR Act expired without any regulatory challenge under the HSR Act to the consummation of the Offer or the Merger and that the HSR Act condition to the Offer was therefore satisfied as of such date.


     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by the Purchaser pursuant to the Offer. At any time before or after Purchaser's acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. Private parties and state attorneys general may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof.

     If the Antitrust Division, the FTC, a state or a private party raises antitrust concerns in connection with a proposed transaction, Parent and Purchaser may engage in negotiations with the relevant governmental agency or party concerning possible means of addressing these issues and may delay consummation of the Offer or the Merger while such discussions are ongoing. Parent and the Company have agreed to use all reasonable efforts to resolve any antitrust objections as may be asserted by any governmental entity with respect to the Offer, the Merger or the other transactions provided for in the Merger Agreement. In connection therewith, Parent and the Company also agreed that if they decide by mutual agreement that litigation is in their best interests, Parent and the Company shall cooperate and use all reasonable efforts vigorously to contest and resist any action challenging any of the Offer, the Merger or the other transactions provided for in the Merger Agreement.


NOTEHOLDER LITIGATION.



     On October 1, 2001, a lawsuit entitled Absolute Recovery Hedge Fund, L.P. and Absolute Recovery Hedge Fund, Ltd. v. Gaylord Container Corp., Temple-Inland Acquisition Corp., Temple-Inland Inc., State Street Bank and Trust Company and Fleet National Bank, was filed in the United States District Court for the Southern District of New York by plaintiffs seeking to assert claims on behalf of a class of all holders (the "Noteholders") of the Company's Senior Notes. The complaint (the "Complaint") names as defendants the Company, the Purchaser, Parent, State Street Bank and Trust Company and Fleet National Bank. The plaintiffs allege that the Company has assumed fiduciary responsibilities to its creditors and that it has breached these duties along with provisions of the indentures related to the Senior Notes and implied covenants of fair dealing in the indentures related to the Senior Notes by permitting, facilitating and/or favoring the proposed transaction. The plaintiffs allege that State Street Bank and Trust Company and Fleet National Bank, as trustees under the indentures related to the Senior Notes (collectively, the "Trustees"), breached their fiduciary duties to the Noteholders. The plaintiffs allege that Parent aided and abetted the Company's and the Trustees' alleged breaches. The plaintiffs seek, among other requested items of relief, to enjoin the defendants from completing the transaction or if consummated, rescission of the transaction, the imposition of a constructive trust on the Company's assets for the benefit of its creditors and damages, fees and expenses. The above description of the Complaint is qualified in its entirety by reference to the Complaint, a copy of which has been filed as Exhibit (a)(7) hereto and is incorporated hereby by reference.



     On October 9, 2001, the plaintiffs filed a Motion for a Temporary Restraining Order seeking a temporary restraining order preventing the Company, the Purchaser, Parent and the Trustees from: (1) accepting, or causing acceptance for payment of, any and all of the Shares and the Senior Notes tendered pursuant to the Offer and Notes Tender Offers; (2) accepting consents with respect to the proposed amendments to the Senior Notes and the indentures related thereto, giving notice to either the depositary or The Depository Trust Company, and announcing the withdrawal deadline with respect to the consent solicitation for the Senior Notes; (3) amending, supplementing and/or modifying the terms, in any manner, of the indentures related to the Senior Notes; and (4) consummating the Merger.



     On October 10, 2001, Parent and the Purchaser filed papers in opposition to the Motion for a Temporary Restraining Order.



     On October 10, 2001, the Company also filed papers in opposition to the Motion for a Temporary Restraining Order.



     On October 11, 2001, Absolute Recovery Hedge Fund, L.P. and Absolute Recovery Hedge Fund, Ltd. filed an amended complaint in their lawsuit initiated on October 1, 2001 (the "Amended Complaint") against Parent, the Purchaser, the Company, State Street Bank and Trust Company and Fleet National Bank. The Amended Complaint, among other changes and additions, adds allegations that the Notes Tender Offers are coercive, inadequately disclosed and violate Section 14(e) of the Exchange Act and Rule 14e-3 promulgated thereunder. Parent, the Purchaser and the Company believe that the lawsuit and the Amended Complaint is without merit and intend to defend against the lawsuit vigorously. The above description of the Amended Complaint is qualified in its entirety by reference to the Amended Complaint, a copy of which has been filed as Exhibit (a)(8) hereto and is incorporated herein by reference.

     On October 15, 2001, the parties to the litigation agreed to delay, without prejudice, the preliminary injunction hearing scheduled for October 23, 2001, and to suspend discovery and activities related thereto, in order to permit time for negotiations among Parent, the Company and certain holders of the Company's Notes. The parties have further agreed that in the event that a new or different tender offer is announced by Parent, the Notes Tender Offers will be kept open for an additional period of at least twelve days after such revised terms or agreement is publicly announced.


ITEM 9. EXHIBITS.


        EXHIBIT
          NO.
        -------
         (a)(1)*++       -- Letter to Company stockholders, dated September 28, 2001.
         (a)(2)*++       -- Sections 11 and 15 of the Offer to Purchase (incorporated by reference to Exhibit (a)(1) to the Tender Offer
                            Statement on Schedule TO, filed with the Commission by
                            Parent and Purchaser on September 28, 2001).
         (a)(3)*++       -- Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Tender Offer Statement on
                            Schedule TO, filed with the Commission by Parent and
                            Purchaser on September 28, 2001).
         (a)(4)++        -- Joint Press Release issued by Parent and the Company on
                            September 27, 2001 (incorporated by reference to Exhibit
                            (a)(7) to the Tender Offer Statement on Schedule TO,
                            filed with the Commission by Parent and Purchaser on
                            September 28, 2001).
         (a)(5)*+        -- Opinion of Deutsche Banc, dated as of November 30, 2001
                            (included as Annex A to this Schedule 14D-9).
         (a)(6)*+        -- Opinion of Rothschild, dated as of November 30, 2001
                            (included as Annex B to this Schedule 14D-9).
         (a)(7)++        -- Complaint filed by Absolute Recovery Hedge Fund, L.P. and
                            Absolute Recovery Hedge Fund, Ltd. in the United States
                            District Court for the Southern District of New York, on
                            October 1, 2001 (incorporated by reference to Exhibit
                            (a)(9) to the Tender Offer Statement on Schedule TO filed
                            with the Commission by Parent and Purchaser on September
                            28, 2001 (as amended thereafter)).
         (a)(8)++        -- Amended Class Action Complaint filed by Absolute Recovery
                            Hedge Fund, L.P. and Absolute Recovery Hedge Fund, Ltd.
                            in the United States District Court for the Southern
                            District of New York, on October 11, 2001 (incorporated
                            by reference to Exhibit (a)(11) to the Tender Offer
                            Statement on Schedule TO filed with the Commission by
                            Parent and Purchaser on September 28, 2001 (as amended
                            thereafter)).
         (a)(9)++        -- Text of Press Release, dated October 29, 2001, issued by
                            Parent (incorporated by reference to Exhibit (a)(12) to
                            the Tender Offer Statement on Schedule TO filed with the
                            Commission by Parent and Purchaser on September 28, 2001
                            (as amended thereafter)).
        (a)(10)++        -- Text of Press Release, dated November 12, 2001, issued by
                            Parent (incorporated by reference to Exhibit (a)(13) to
                            the Tender Offer Statement on Schedule TO filed with the
                            Commission by Parent and Purchaser on September 28, 2001
                            (as amended thereafter)).
        (a)(11)++        -- Text of Press Release, dated November 19, 2001, issued by
                            Parent (incorporated by reference to Exhibit (a)(13) to
                            the Tender Offer Statement on Schedule TO filed with the
                            Commission by Parent and Purchaser on September 28, 2001
                            (as amended thereafter)).
        (a)(12)*+        -- Letter to Company stockholders, dated December 3, 2001.

        EXHIBIT
          NO.
        -------
        (a)(13)*++       -- Section 4 of the Supplement to Offer to Purchase
                            (incorporated by reference to Exhibit (a)(14) to the
                            Tender Offer Statement on Schedule TO filed with the
                            Commission by Parent and Purchaser on September 28, 2001
                            (as amended thereafter)).
        (a)(14)*++       -- Form of Revised Letter of Transmittal (incorporated by
                            reference to Exhibit (a)(15) to the Tender Offer
                            Statement on Schedule TO filed with the Commission by
                            Parent and Purchaser on September 28, 2001 (as amended
                            thereafter)).
        (a)(15)++        -- Joint Press Release issued by Parent and the Company on
                            December 3 , 2001 (incorporated by reference to Exhibit
                            (a)(20) to the Tender Offer Statement on Schedule TO
                            filed with the Commission by Parent and Purchaser on
                            September 28, 2001 (as amended thereafter)).
         (e)(1)++        -- Agreement and Plan of Merger, dated as of September 27,
                            2001, among Parent, Purchaser and the Company
                            (incorporated by reference to Exhibit (d)(1) to the
                            Tender Offer Statement on Schedule TO, filed with the
                            Commission by Parent and Purchaser on September 28,
                            2001).
         (e)(2)++        -- Stockholders Agreement, dated as of September 27, 2001, among Parent, Purchaser and certain stockholders of the
                            Company (incorporated by reference to Exhibit (d)(2) to
                            the Tender Offer Statement on Schedule TO, filed with the
                            Commission by Parent and Purchaser on September 28,
                            2001).
         (e)(3)++        -- Stock Option Agreement, dated as of September 27, 2001, among Parent and the Company (incorporated by reference
                            to Exhibit (d)(3) to the Tender Offer Statement on
                            Schedule TO, filed with the Commission by Parent and
                            Purchaser on September 28, 2001).
         (e)(4)++        -- Confidentiality Agreement, dated as of January 19, 2000, among Parent and the Company (incorporated by reference
                            to Exhibit (d)(4) to the Tender Offer Statement on
                            Schedule TO, filed with the Commission by Parent and
                            Purchaser on September 28, 2001).
         (e)(5)*+        -- Amended and Restated Information Statement of the
                            Company, dated December 3, 2001 (included as Annex C to
                            this Schedule 14D-9).
         (e)(6)++        -- Amendment No. 1 to Agreement and Plan of Merger, dated as of November 30, 2001, among Parent, Purchaser and the
                            Company (incorporated by reference to Exhibit (d)(5) to
                            the Tender Offer Statement on Schedule TO filed with the
                            Commission by Parent and Purchaser on September 28, 2001
                            (as amended thereafter)).
         (e)(7)++        -- Amendment No. 1 to Stockholders Agreement, dated as of
                            November 30, 2001, among Parent, Purchaser and certain
                            stockholders of the Company (incorporated by reference to
                            Exhibit (d)(6) to the Tender Offer Statement on Schedule
                            TO filed with the Commission by Parent and Purchaser on
                            September 28, 2001 (as amended thereafter)).
         (e)(8)++        -- Amendment No. 1 to Stock Option Agreement, dated as of
                            November 30, 2001, among Parent and the Company
                            (incorporated by reference to Exhibit (d)(7) to the
                            Tender Offer Statement on Schedule TO filed with the
                            Commission by Parent and Purchaser on September 28, 2001
                            (as amended thereafter)).


---------------

* Included in documents mailed or being mailed to stockholders.



+Filed herewith.



++Previously filed or incorporated by reference.

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.


                                            GAYLORD CONTAINER CORPORATION

                                            By: /s/ DANIEL P. CASEY
                                              ----------------------------------
                                              Name: Daniel P. Casey
                                              Title: Vice Chairman and
                                                     Chief Financial Officer


Dated: December 3, 2001

                                                                         ANNEX A


                  [DEUTSCHE BANC ALEX. BROWN INC. LETTERHEAD]



                                                               November 30, 2001


The Board of Directors
Gaylord Container Corporation
500 Lake Cook Road, Suite 400
Deerfield, Illinois 60015
Members of the Board:


Deutsche Banc Alex. Brown Inc. ("Deutsche Banc Alex. Brown") has acted as financial advisor to Gaylord Container Corporation ("Gaylord" or the "Company") in connection with the Agreement and Plan of Merger dated September 27, 2001, as amended November 30, 2001 (the "Merger Agreement"), among the Company, Temple-Inland Inc. ("Temple-Inland") and Temple-Inland Acquisition Corporation, a wholly owned subsidiary of Temple-Inland ("Merger Sub"), which provides, among other things, for Merger Sub to commence a cash tender offer for all the outstanding shares of the common stock, par value $.0001 per share, of the Company ("Company Common Stock"), including the associated Preferred Share Purchase Rights issued pursuant to the Rights Agreement, dated as of June 12, 1995, between the Company and Harris Trust and Savings Bank, as Rights Agent, at a purchase price of $1.25 per share, net to the seller in cash (the "Consideration"), to be followed by a merger of Merger Sub with and into the Company (the cash tender offer and the merger collectively, the "Transaction") whereby each share of Company Common Stock not owned directly or indirectly by the Company or Temple-Inland will be converted into the right to receive the Consideration, and as a result, the Company will become a wholly owned subsidiary of Temple-Inland. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.


You have requested Deutsche Banc Alex. Brown's opinion, as investment bankers, as to the fairness of the Consideration, from a financial point of view, to the stockholders of Gaylord.

In connection with Deutsche Banc Alex. Brown's role as financial advisor to the Company, and in arriving at its opinion, Deutsche Banc Alex. Brown has reviewed certain publicly available financial and other information concerning the Company and certain internal analyses and other information furnished to it by the Company. Deutsche Banc Alex. Brown has also held discussions with members of the senior management of the Company regarding the business and prospects of the Company. In addition, Deutsche Banc Alex. Brown has (i) reviewed the reported prices and trading activity for Company Common Stock, (ii) compared certain financial and stock market information for the Company with similar information for certain companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the Merger Agreement and certain related documents, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

Deutsche Banc Alex. Brown has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning the Company, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Banc Alex. Brown has assumed and relied upon the accuracy and completeness of all such information and Deutsche Banc Alex. Brown has not conducted a physical inspection of any of the properties or assets, and has not prepared any independent evaluation or appraisal of any of the assets or liabilities, of the Company. With respect to the financial forecasts and projections made available to Deutsche Banc Alex. Brown and used in its analyses, Deutsche Banc Alex. Brown has assumed that they have been reasonably prepared on bases reflecting the best current available estimates and judgments of the management of the Company, as to the matters covered thereby. In rendering its opinion, Deutsche Banc Alex. Brown expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Banc

Alex. Brown's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

For purposes of rendering its opinion, Deutsche Banc Alex. Brown has assumed that, in all respects material to its analysis, the representations and warranties of the Company, Temple-Inland, and Merger Sub contained in the Merger Agreement are true and correct, the Company, Temple-Inland and Merger Sub will each perform all of the covenants and agreements to be performed by it under the Merger Agreement and all conditions to the obligations of each of the Company, Temple-Inland and Merger Sub to consummate the Transaction will be satisfied without any waiver thereof. Deutsche Banc Alex. Brown has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained.


This opinion is for the use and benefit of the Board of Directors of Gaylord and is not a recommendation to the stockholders as regards the Transaction or as to whether they should tender their shares of Company Common Stock or vote in favor of the adoption of the Merger Agreement. This opinion is limited to the fairness, from a financial point of view, to the stockholders of Gaylord of the Consideration, and Deutsche Banc Alex. Brown expresses no opinion as to the merits of the underlying decision by the Company to engage in the Transaction. In addition, we do not offer any opinion as to the Notes Tender Offers, as defined in the Merger Agreement. This opinion may be reproduced in full in any Schedule TO, Schedule 14D-9, offer to purchase, proxy or information statement mailed to stockholders of the Company in connection with the Transaction but may not otherwise be disclosed publicly in any manner without our prior written approval and must be treated as confidential.


Deutsche Banc Alex. Brown will be paid a fee for its services as financial advisor to Gaylord in connection with the Transaction, a substantial portion of which is contingent upon consummation of the Transaction. We are an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). One or more members of the DB Group have, from time to time, provided investment banking and other financial services to the Company for which it has received compensation, including acting as administrative agent for the Company's Term Loan Facility and Revolving Credit Facility, and facility agent for the Company's Accounts Receivable Revolving Credit Facility. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of the Company and Temple-Inland for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing, it is Deutsche Banc Alex. Brown's opinion as investment bankers that, as of the date hereof, the Consideration is fair, from a financial point of view, to the stockholders of Gaylord.
                                          Very truly yours,
                                          /s/ DEUTSCHE BANC ALEX. BROWN
                                          INC.
                                          DEUTSCHE BANC ALEX. BROWN INC.

                                                                         ANNEX B


                          [ROTHSCHILD INC. LETTERHEAD]



                                                               November 30, 2001


CONFIDENTIAL

Board of Directors
Gaylord Container Corporation
500 Lake Cook Road, Suite 400
Deerfield, Illinois 60015

Members of the Board of Directors:


     You have asked us to advise you with respect to the fairness to the holders of common stock of Gaylord Container Corporation (the "Company"), from a financial point of view, of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, dated September 27, 2001 and as amended on November 30, 2001 (the "Merger Agreement"), among the Company, Temple-Inland Inc. (the "Acquiror"), and Temple-Inland Acquisition Corporation (the "Sub"). The Merger Agreement provides, among other things, that (i) the Sub will commence a cash tender offer to acquire all of the issued and outstanding common shares of the Company's common stock, par value $0.001 per share (the "Common Shares"), including the associated Preferred Share Purchase Rights issued pursuant to the Rights Agreement, dated as of June 12, 1995, between the Company and Harris Trust and Savings Bank, as Rights Agent, at a purchase price of $1.25 per Common Share, net to the seller in cash (the "Offer"); (ii) promptly following consummation of the Offer, the Sub will be merged with and into the Company with the Company as the surviving corporation (the "Merger"); (iii) the Company will become a wholly-owned subsidiary of the Acquiror as a result of the Merger; and (iv) each of the then outstanding Common Shares not owned directly or indirectly by the Company or the Acquiror will be converted into the right to receive $1.25 in cash.


     In arriving at our opinion, we have, among other things, (i) reviewed the Merger Agreement and certain related documents; (ii) reviewed certain publicly available business and financial information relating to the Company; (iii) reviewed certain audited and unaudited financial statements relating to the Company and certain other financial and operating data, including financial forecasts, concerning the Company's business provided to or discussed with us by the management of the Company; (iv) held discussions with Company management regarding past and current operations and financial condition and prospects of the Company; (v) compared the financial performance of the Company with those of certain publicly traded companies in the paper and packaging industry; (vi) reviewed, to the extent publicly available, the financial terms of certain paper and packaging industry transactions; (vii) discussed the proposed Offer with the management of the Company and their other advisors and consultants; and (viii) considered such other factors and information as we deemed appropriate.

     In connection with our review, we have not assumed any obligation independently to verify any information utilized, or considered by us in formulating our opinion and have relied on such information being accurate and complete in all material respects. With respect to the financial forecasts for the Company provided to or otherwise discussed with us, we have been advised, and have assumed, that such forecasts have been reasonably prepared on bases reflecting the best available estimates and judgements of the management of the Company, as the case may be, as to the future financial performance of the Company and the other matters covered thereby. We express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. We also have assumed that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of the Company since the respective dates on which the most recent financial statements or other financial and business information relating to the Company were made available to us. We further have assumed that the Merger will be consummated in all material respects in accordance with the terms and conditions described in the Merger Agreement without any waiver or modification thereof. Rothschild has also assumed that the material governmental, regulatory or other approvals and consents required in connection with the consummation of the Merger will be obtained. We have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of the Company. Our opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect this opinion, we have not assumed any obligations to update, revise or reaffirm this opinion.


     We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger. In the ordinary course of business, we and our affiliates may trade the securities of the Company and the Acquiror for our own and/or their own accounts or for the accounts of customers and may, therefore, at any time hold a long or short position in such securities.


     This opinion is for the information of the Board of Directors of the Company in connection with its evaluation of the Offer and the Merger, and does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Merger or whether such stockholder should tender shares pursuant to the Offer. This opinion is limited to the fairness from a financial point of view, to the stockholders of the Company of the consideration pursuant to the Offer, and we express no opinion as to the merits of the underlying decision by the Company to engage in the Merger. In addition we do not offer any opinion as to the Notes Tender Offers, as defined in the Merger Agreement. This opinion may be reproduced in full in any Schedule TO, Schedule 14D-9, offer to purchase, proxy or information statement mailed to stockholders of the Company in connection with the Offer and Merger but may not otherwise be disclosed publicly in any manner without prior written approval and must be treated as confidential.

     Based upon the foregoing and other factors we deem relevant and in reliance thereon, it is our opinion that, as of the date hereof, the consideration to be received by the holders of common stock of the Company pursuant to the Offer and the Merger is fair, from a financial point of view, to such stockholders.

                                          Very truly yours,
                                          /s/ ROTHSCHILD INC.
                                          ROTHSCHILD INC.

                                                                         ANNEX C

                         GAYLORD CONTAINER CORPORATION
                               500 LAKE COOK ROAD
                                   SUITE 400
                           DEERFIELD, ILLINOIS 60015
                           TELEPHONE: (847) 405-5500


                              AMENDED AND RESTATED

             INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER


     This Amended and Restated Information Statement is being mailed on or about December 3, 2001, as part of the Amendment No. 7 to Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Gaylord Container Corporation, a Delaware corporation (the "Company"), with respect to the tender offer (the "Offer") by Temple-Inland Acquisition Corporation, a Delaware corporation ("Purchaser") and an indirect, wholly-owned subsidiary of Temple-Inland Inc., a Delaware corporation ("Parent"), to the holders of record of the issued and outstanding Class A Common Stock, par value $.0001 per share (the "Common Stock"), of the Company (the "Shares"), including the associated rights to purchase preferred stock. The Schedule 14D-9 amended and restated the Solicitation/Recommendation Statement on Schedule 14D-9 originally mailed to the Company's stockholders on September 28, 2001. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. This Amended and Restated Information Statement is being distributed in connection with the possible election of persons designated by Parent to a majority of the seats on the Company's board of directors (the "Board of Directors" or the "Board").



     The Offer is being made by Purchaser pursuant to the terms of the Agreement and Plan of Merger, dated as of September 27, 2001 (as amended by Amendment No. 1 thereto dated November 30, 2001, the "Merger Agreement"), by and among the Company, Parent and Purchaser. Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (1) Purchaser is making the Offer for all Shares at a purchase price of $1.25 per share, net to the seller in cash, and (2) Purchaser will be merged with and into the Company (the "Merger"). As a result of the Merger, the Company will become an indirect, wholly-owned subsidiary of Parent.



     The Merger Agreement provides that, promptly upon the purchase and payment for Shares pursuant to the Offer, Parent shall be entitled to designate such number of directors (the "Parent Designees") to the Board as will give Parent representation proportionate to its ownership, subject to certain conditions. The Merger Agreement requires the Company to take such action as Parent may request to cause the Parent Designees to be elected to the Board under the circumstances described therein. This Amended and Restated Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. You are urged to read this Amended and Restated Information Statement carefully. You are not, however, required to take any action in connection with this Amended and Restated Information Statement.



     The Offer commenced on September 28, 2001 and is scheduled to expire at 12:00 midnight, New York City time, on Monday, January 7, 2002, at which time, if all conditions to the Offer have been satisfied or waived and certain other circumstances do not exist, Purchaser will purchase all of the Shares validly tendered pursuant to the Offer and not withdrawn.



     The information contained in this Amended and Restated Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of any such information.

                      OUTSTANDING SHARES AND VOTING RIGHTS

     Each holder of the Company's Common Stock outstanding has one vote per share. Mid-America Group, Ltd. ("MAG") beneficially owns approximately 8.3% and the Company's executive officers and directors, as a group, including the shares owned by MAG, beneficially own or control approximately 13.1% of the Common Stock.

     In connection with the Company's November 1992 financial restructuring, the Company issued warrants to obtain Common Stock ("Warrants") and shares of Common Stock ("Trust Stock") that may be obtained when the Warrants are exercised. A trustee ("Warrant Trustee") holds the Trust Stock for the benefit of the holders of the Warrants, pending any exercise, or for the benefit of the Company, pending any redemption or exchange of the Warrants. The Warrant Trustee has appointed the Secretary of the Company as its proxy to vote all shares of Trust Stock held by the Warrant Trustee in proportion to all other votes by holders of Common Stock.


     As of November 27, 2001, there were outstanding 55,993,550 shares of Common Stock, including 230,591 shares of Trust Stock held by the Warrant Trustee and 230,591 Warrants to obtain these shares of Common Stock.


               RIGHTS TO DESIGNATE DIRECTORS AND PARENT DESIGNEES


     Purchaser has informed the Company that it intends to choose the Parent Designees from among the executive officers and directors of Parent and Purchaser listed in Schedule I to the Offer to Purchase, as amended or supplemented from time to time (the "Offer to Purchase"). The Offer to Purchase was filed as an exhibit to the Schedule TO filed by Parent and Purchaser with the Securities and Exchange Commission (the "Commission") on September 28, 2001, as amended or supplemented from time to time, and was mailed to the stockholders of the Company. The information with respect to such officers and directors in
Schedule I is incorporated herein by reference in its entirety.


     The Merger Agreement provides that, promptly upon the purchase of and payment for Shares by Purchaser or any of its affiliates pursuant to the Offer as a result of which Parent or Purchaser beneficially own at least a majority of the outstanding Shares, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Board that equals the product of (1) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to the Merger Agreement) and (2) the percentage that the number of Shares owned by Parent or Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding. The Company shall, upon request of the Parent, use its best efforts promptly either to increase the size of its Board or to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable such designees of Parent to be so elected or appointed to the Board, and the Company shall take all actions available to the Company to cause such designees of Parent to be so elected and, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, shall cause Parent's designees to be so elected. At such time, the Company shall, if requested by Parent, also take all action necessary to cause persons designated by Parent to constitute the same percentage (rounded up to the next whole number) as is on (1) each committee of the Board, (2) each board of directors (or similar body) of each subsidiary of the Company and (3) each committee (or similar body) of each such board.


     It is expected that the first of the Parent Designees to assume office would assume office promptly following the purchase by Purchaser of Shares pursuant to the Offer and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the entire Board. Notwithstanding the foregoing, after the appointment of the Parent Designees to the Board, at all times prior to the date the Merger becomes effective, the Board will have at least two directors who are currently members of the Board and are not employees of the Company ("Independent Directors"). If, however, the number of Independent Directors is reduced below two for any reason, any remaining Independent Director will be entitled to designate persons to fill such vacancies or, if no Independent Director then remains, the other directors will designate two persons to fill such vacancies who shall not be stockholders, affiliates, associates or employees of Parent, Purchaser or the Company. Such persons will be deemed to be Independent Directors.


     None of the executive officers and directors of Parent or Purchaser currently is a director of, or holds any position or office with, the Company. The Company has been advised that, to the best knowledge of Parent and Purchaser, none of Parent's or Purchaser's directors or executive officers beneficially owns any equity securities, or rights to acquire any equity securities, of the Company, except that Bart J. Doney and Dale E. Stahl own 2,000 and 20,000 shares of Common Stock, respectively. None of the executive officers and directors of Parent or Purchaser has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except that Mr. Stahl, a former employee of the Company, is a participant in the Company's Supplemental Executive Retirement Plan (the "SERP") and, upon consummation of the Merger, will become eligible to receive under the SERP, in a lump sum, the actuarial equivalent (on an after-tax basis) of the supplemental retirement payments to which he otherwise would have been entitled upon attainment of age 55. However, Mr. Stahl has agreed to a 50% reduction in the benefits he would be entitled to receive under the SERP upon consummation of the Merger. In addition, the Company paid Mr. Stahl $260,100 of salary while he was employed by the Company during fiscal 2000, $450,600 of severance and unused vacation payments during fiscal 2000, and, pursuant to the terms of his separation agreement with the Company, $880,000 in severance payments in fiscal 2001. In addition, in February 1998, the Company loaned Mr. Stahl $505,200 to pay the exercise price and taxes on a stock option that was due to expire in March 1998. Interest of $86,400 on the loan, at the applicable Federal rate of interest, was forgiven when Mr. Stahl left the Company. Mr. Stahl repaid the principal amount in December 2000.


                           CURRENT BOARD OF DIRECTORS

     Daniel P. Casey. Mr. Casey has served as director of the Company since April 2000 when he was elected Vice Chairman and Chief Financial Officer. He served as Executive Vice President and Chief Financial Officer of the Company from 1990 to April 2000 and from 1988 to 1990 as Senior Vice President-Financial and Legal Affairs. Mr. Casey joined the Company in 1987 as Vice President-Financial and Legal Affairs. Age 59.


     Mary Sue Coleman. Ms. Coleman has served as a director of the Company since August 1996. Since 1995, she has served as President and Professor of Biochemistry and Biological Sciences at the University of Iowa. She served from 1993 to 1995 as Provost and Vice President for Academic Affairs and Professor of Biochemistry at the University of New Mexico and from 1992 to 1993 as Vice Chancellor for Graduate Studies and Research at the University of North Carolina at Chapel Hill. She serves on the Board of Directors of Meredith Corporation, a publishing and television broadcasting company, and on the Board of Trustees of Grinnell (Iowa) College. Member, Audit Committee and Nominating and Organizational Planning Committee. Age 58.


     Harve A. Ferrill. Mr. Ferrill has served as a director of the Company since November 1992. From 1990 until his retirement in 2000, he served as Chairman or President and Chief Executive Officer of Advance Ross Corporation ("Advance Ross"), a wholly owned subsidiary of Cendant, Inc., a membership services company. Advance Ross operates PPC Industries, which designs, manufacturers and installs electrostatic precipitators for industrial pollution control applications. He is also a director of Century Business Services, Inc., a provider of business services to small- and medium-sized companies. Chairman, Audit Committee; member, Compensation and Stock Option Committee. Age 68.

     John E. Goodenow. Mr. Goodenow has served as a director of the Company since November 1992. He is Chairman of the Board of Goodenow Bancorporation where he served from 1979 to 1995 as President, Chief Executive Officer and a director. Member, Audit Committee and Compensation and Stock Option Committee. Age 66.

     David B. Hawkins. Mr. Hawkins has served as a director of the Company since November 1986. He served as Vice Chairman, President or Executive Vice President and a director of MAG, a real estate investment company, from 1977 until his retirement in 2000. Member, Nominating and Organizational Planning Committee. Age 66.


     Warren J. Hayford. Mr. Hayford served as President, Chief Operating Officer and a director of the Company from its organization in 1986 through August 1988 and served as Vice Chairman and a director from August 1988 until his retirement as Vice Chairman in 1992. From 1989 until his retirement in 1999, Mr. Hayford served as Chairman and Chief Executive Officer or Vice Chairman and a director of BWAY Corporation (formerly Brockway, Inc.), a manufacturer of metal containers. He continues to serve as a director of both the Company and BWAY, where he also serves as Non-Executive Vice Chairman. Mr. Hayford served from 1989 to 1996 as a director of System Software Associates, Inc., a developer and marketer of business application software packages. Chairman, Nominating and Organizational Planning Committee. Age 72.


     Charles S. Johnson. Mr. Johnson has served as a director of the Company since August 1997. From 1999 until his retirement in 2000, he served as Executive Vice President of E.I. DuPont de Nemours and Co. He is the former Chairman, President and Chief Executive Officer of Pioneer Hi-Bred International, Inc., an agricultural biotech company, where he held increasingly responsible positions since 1965. He serves on the Board of Directors of the National Policy Association and the Principal Financial Group. He also serves as Chairman of Grand View (Iowa) College and is the former Chairman of the Des Moines Chamber of Commerce. Member, Audit Committee and Compensation and Stock Option Committee. Age 63.


     Jerry W. Kolb. Mr. Kolb has served as a director of the Company since August 1998. Until his retirement in May 1998, he was Vice Chairman of Deloitte & Touche LLP, an international public accounting and consulting firm. He joined the accounting firm in 1957 and served as managing partner of the Chicago office and as Chief Financial and Administrative Officer. Since 1998, Mr. Kolb has been a member of the Supervisory Board of Directors and the Audit and Finance Committee and the Compensation and Stock Option Committee of New Skies Satellites, N.V., a commercial satellite communications company incorporated in the Netherlands. Member, Audit Committee and Compensation and Stock Option Committee. Age 66.



     Ralph L. MacDonald Jr. Mr. MacDonald has served as a director of the Company since May 1994. Mr. MacDonald is a principal of Amelia Investment Corp., a private investment company. Prior thereto, he was a principal of Island Capital Corporation ("Island Capital"), a private investment company. He was formerly Managing Director-Corporate Finance and a member of the Management Committee of Bankers Trust Company and its parent Bankers Trust New York Corporation, which he joined in 1964, and served in various capacities until his resignation in March 1992 to co-found Island Capital. Mr. MacDonald also served as a director of Hercules, Inc., a specialty chemical concern from 1995 to 2001. Chairman, Compensation and Stock Option Committee; member, Audit Committee. Age 60.


     Marvin A. Pomerantz. Mr. Pomerantz has served as Chairman, Chief Executive Officer and a director of the Company since its organization in 1986. Since 1960, Mr. Pomerantz has served as Chairman or President and a director of MAG. From 1980 to 1982, he served as President of the Diversified Group, and later as Executive Vice President of Navistar International Corp., a truck manufacturer. Mr. Pomerantz formerly served as President of the Board of Regents for the state universities in Iowa and formerly served on the Board of Directors of Stone Container Corporation, a manufacturer of packaging products. He has served on the Board of Directors of Wellmark Blue Cross and Blue Shield of Iowa since 1998, Wells Fargo Bank Iowa, N.A. since 1975, and Pure Fishing, a sporting goods manufacturer, since 1976. He also serves on the Board of Directors of the American Forest & Paper Association and as Chairman of the Board of Trustees of the Institute of Paper Sciences and Technology. Age 71.

                      MEETINGS AND COMMITTEES OF THE BOARD


     The Board of Directors held 10 meetings during fiscal 2001 and the committees of the Board held a total of six meetings. During fiscal 2001, each Board member attended at least 75 percent of the meetings of the Board and meetings of the committees of which he or she is a member.



     Directors who are not current employees of the Company ("Outside Directors") receive an annual fee of $35,000 and $5,000 for each committee chaired. In June 2001, each Outside Director also received an option under the Company's 1997 Long-Term Equity Incentive Plan ("1997 Plan") to purchase 7,000 shares of Common Stock at an exercise price of $1.09 per share, the then fair market value. The option vests ratably over three years. During fiscal 2001, no director fees were paid to Mr. Pomerantz or Mr. Casey. All directors are reimbursed for expenses incurred as a director.


     Outside Directors may elect to defer all cash fees payable for service on the Board until they cease to be directors or file written revocation of their election. Deferred fees may accrue (i) interest at 300 basis points over the six-month U.S. Treasury bill rate in effect at the beginning of each fiscal year ("Option A"); or (ii) gain or loss as if deferred fees were used to acquire Common Stock at a 15 percent discount from the closing price at the beginning of each fiscal year ("Option B"). Messrs. Ferrill, Goodenow, Hawkins, Kolb and MacDonald have elected to defer fees, all under Option B.


     The Board has the following committees: a Compensation and Stock Option Committee ("Compensation Committee"), an Audit Committee, a Nominating and Organizational Planning Committee ("Nominating Committee"), an Independent Special Committee and a Subcommittee.



     The Compensation Committee establishes and maintains employee benefit programs, plans and trusts, including incentive compensation programs. It also administers and approves grants of stock-based awards under the 1997 Plan. The Compensation Committee met two times in fiscal 2001.



     The Audit Committee, among its duties, recommends to the Board selection of the Company's independent auditors, reviews the scope of the independent auditors' work and meets with the independent auditors, internal auditors and certain officers and employees of the Company. Under the Audit Committee's charter, a copy of which is attached as Appendix C-1 to this Information Statement, the Audit Committee provides for effective oversight of the financial reporting process, the business risk process and adequacy of internal controls, relationships with external and internal auditors and financial compliance issues. The Audit Committee held three meetings in fiscal 2001.



     The Nominating Committee recommends candidates for election to the Board or to fill vacancies on the Board, reviews the performance of Board members and establishes and reviews a plan of succession for the Company's Chief Executive Officer and other senior managers. The Nominating Committee will consider a director nominee recommended by a stockholder, if written notice of recommendation is delivered by registered mail to the Secretary of the Company not less than 90 days nor more than 120 days before a meeting of stockholders at which directors are to be elected. A recommendation must be accompanied by a comprehensive written resume of the recommended nominee's business experience and background and a signed, written consent by the recommended nominee, showing his or her interest in serving as a director. Such a recommendation by a stockholder does not guarantee that the Nominating Committee will propose any such nominee to the Board. The Nominating Committee met once in fiscal 2001.



     The Independent Special Committee (consisting of Ms. Coleman and Messrs. Johnson and Kolb) was established to consider, evaluate and make a recommendation with respect to the Offer or any proposed new transaction with Parent and to determine the advisability and fairness of the Offer or any new transaction with Parent with respect to such constituencies of the Company as the Independent Special Committee may determine is necessary, appropriate or advisable. The Independent Special Committee was formed after the end of fiscal 2001.



     The Subcommittee (consisting of Messrs. Pomerantz and Casey) was established to approve any nonsubstantive final changes to the Merger Agreement and related documents. The Subcommittee acted once by unanimous written consent in fiscal 2001.

                                STOCK OWNERSHIP


     The following table shows beneficial ownership of the Company's Common Stock and warrants to obtain Common Stock as of November 27, 2001 by (i) each holder known by the Company to own beneficially more than 5 percent of the outstanding Common Stock, (ii) each director and executive officer of the Company and (iii) all officers and directors of the Company as a group. The numbers and percentages of Common Stock include Trust Stock held by the Warrant Trustee. To the knowledge of the Company, each stockholder has sole voting and investment power as to the shares owned unless otherwise noted. The address of all directors and executive officers is the address of the Company.



                                                                                   WARRANTS TO OBTAIN
                                                           COMMON STOCK               COMMON STOCK
                                                     ------------------------   ------------------------
                                                     NUMBER OF    PERCENT OF    NUMBER OF    PERCENT OF
                                                      SHARES     OUTSTANDING*   WARRANTS    OUTSTANDING*
                                                     ---------   ------------   ---------   ------------
Marvin A. Pomerantz and MAG(1).....................  4,629,942        8.3%          0             --
  4700 Westown Parkway
  West Des Moines, IA 50625
Mellon Financial Corporation(2)....................  3,808,617        6.8           0             --
  One Mellon Bank Center
  Pittsburgh, PA 15258
Warren J. Hayford(3)...............................  1,189,683        2.1           0             --
Daniel P. Casey(4).................................    568,110        1.0           0             --
Mary Sue Coleman...................................     17,009         --           0             --
Harve A. Ferrill...................................     39,001         --           0             --
John E. Goodenow(5)................................     56,501         --           0             --
David B. Hawkins...................................     16,001         --           0             --
Charles S. Johnson.................................     14,001         --           0             --
Jerry W. Kolb......................................     17,001         --           0             --
Ralph L. MacDonald Jr. ............................     54,001         --           0             --
Michael J. Keough..................................    493,570         --           0             --
Lawrence G. Rogna(6)...............................    297,000         --           0             --
All directors and executive officers as a group (12
  persons)(7)......................................  7,371,820       13.1           0             --


---------------

 *  Percentages less than 1 percent have been omitted.

(1) Mr. Pomerantz, his wife and trusts for the benefit of their children own MAG. Mr. Pomerantz does not own directly any of these shares except for 40,000 shares held in his own name. Mr. Pomerantz disclaims beneficial ownership of shares held by MAG and attributable to his wife and the trusts.


(2) Shares shown as beneficially owned by Mellon Bank Corporation ("Mellon Bank") are based on a Schedule 13G filed on January 23, 2001. Mellon Bank has sole power to vote or direct the vote of 3,402,617 shares and shared power to vote or direct the vote of 311,700 shares and has sole power to dispose or direct the disposition of 3,791,317 shares and shared power to dispose or direct the disposition of 17,300 shares.



(3) Shares shown as beneficially owned by Mr. Hayford include 218,496 owned directly by his wife and 74,000 owned directly by a charitable family foundation. Mr. Hayford disclaims beneficial ownership of such shares.



(4) Shares shown as beneficially owned by Mr. Casey include 12,360 owned directly by his wife and 28,500 owned directly by his children. Mr. Casey disclaims beneficial ownership of such shares.



(5) Shares shown as beneficially owned by Mr. Goodenow include 1,000 owned directly by his wife and 20,000 owned directly by Goodenow Bancorporation, a family-owned corporation. Mr. Goodenow disclaims beneficial ownership of such shares.



(6) Shares shown as beneficially owned by Mr. Rogna include 3,000 owned directly by his wife and 40,000 owned directly by a trust. Mr. Rogna disclaims beneficial ownership of such shares.

(7) The number and percentage of shares owned by the named individuals and group include 425,008 shares subject to stock options exercisable currently or within 60 days of November 27, 2001 even though the exercise price of each of these stock options was greater than the last reported sales price of the Company's common stock on such date.


                           SUMMARY COMPENSATION TABLE


     The following table shows compensation of the Company's chief executive officer and the Company's other executive officers (the "named executive officers") earned for the fiscal years ended September 30, 2001, 2000 and 1999:



                                                               OTHER ANNUAL    RESTRICTED    OPTIONS    LTIP      ALL OTHER
NAME AND                          FISCAL   SALARY     BONUS    COMPENSATION   STOCK AWARDS    /SARS    PAYOUTS   COMPENSATION
PRINCIPAL POSITION(1)              YEAR      ($)       ($)         ($)           ($)(2)        (#)       ($)     ($)(3)(4)(5)
---------------------             ------   -------   -------   ------------   ------------   -------   -------   ------------
Marvin A. Pomerantz.............   2001    881,300         0     0                    0         0         0         41,300
  (Chairman and Chief              2000    806,300         0     0                    0         0         0         38,000
  Executive Officer)               1999    750,000         0     0                    0         0         0         25,700
Daniel P. Casey.................   2001    429,400   186,000     0              282,500         0         0        450,000
  (Vice Chairman and               2000    410,300   200,000     0              117,500         0         0         28,800
  Chief Financial Officer)         1999    393,300         0     0                    0         0         0         14,200
Michael J. Keough...............   2001    388,200   160,000     0              500,000         0         0        277,800
  (President and Chief Operating   2000    304,600   200,000     0               58,750         0         0         16,300
  Officer)
Lawrence G. Rogna...............   2001    291,200    98,000     0              250,000         0         0        243,600
  (Senior Vice President)          2000    278,700   120,000     0               58,750         0         0         18,100
                                   1999    266,900         0     0                    0         0         0         10,500


---------------


(1) Mr. Keough was elected President and Chief Operating Officer in April 2000.



(2) Restricted shares granted in fiscal 2000 (20,000 to Mr. Casey and 10,000 to each of Messrs. Keough and Rogna) all vest on January 2, 2002. Restricted shares granted in fiscal 2001 (250,000 each to Messrs. Casey and Keough and 125,000 to Mr. Rogna) vest ratably over five years. The Company does not pay dividends on its Common Stock.



(3) Includes for fiscal 2001, 2000 and 1999 employer contributions to the Company's 401(k) Plan on behalf of Messrs. Pomerantz, Casey, Keough and Rogna, of $8,500, $8,500 and $8,000, respectively.



(4) Includes for the applicable years cash payments in lieu of Company contributions which could not be made because of Internal Revenue Code limitations to Mr. Pomerantz of $32,750, $29,500 and $17,700; Mr. Casey of $41,500, $20,300 and $6,200; Mr. Keough of $29,200 and $7,800; and Mr. Rogna
    of $21,500, $9,600 and $2,500, respectively.



(5)Includes cash payment in fiscal 2001 under an employee retention plan initiated in 1998 to Messrs. Casey, Keough and Rogna of $400,000, $240,000 and $213,600, respectively.


                       OPTION GRANTS IN LAST FISCAL YEAR


     No stock options or SARs were granted to any of the named executive officers in fiscal 2001 under any stock option plan sponsored by the Company.

     OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES


     The following table shows exercise of options by the named executive officers in fiscal 2001 and the value of options held by the named executive officers at the end of fiscal 2001:



                                                                                           VALUE OF
                                                                           NUMBER OF      UNEXERCISED
                                                                          UNEXERCISED    IN-THE-MONEY
                                                                         OPTIONS/SARS    OPTIONS/SARS
                                                                         AT FY-END(#)    AT FY-END($)
                                                  SHARES       VALUE     EXERCISABLE/    EXERCISABLE/
                                                ACQUIRED ON   REALIZED   UNEXERCISABLE   UNEXERCISABLE
NAME                                            EXERCISE(#)     ($)           (1)             (2)
----                                            -----------   --------   -------------   -------------
Marvin A. Pomerantz...........................       0           0              0/0           0/0
Daniel P. Casey...............................       0           0        180,000/0           0/0
Michael J. Keough.............................       0           0         90,000/0           0/0
Lawrence G. Rogna.............................       0           0         90,000/0           0/0


---------------


(1) Options only are included. No SAR grants have been made.



(2) The closing price of the Common Stock on September 28, 2001 was $1.30.


                           CURRENT EXECUTIVE OFFICERS

     Marvin A. Pomerantz.  See "Current Board of Directors."

     Daniel P. Casey.  See "Current Board of Directors."


     Michael J. Keough. Mr. Keough has served as President and Chief Operating Officer of the Company since April 2000. From 1993 to April 2000, he served as the Company's Vice President and General Manager -- Container Operations and from 1991 to 1993 as Vice President and General Manager -- Bag Operations. He also served as a general manager and subsequently regional manager in the Container Division from 1986 to 1991. Age 50.



     Lawrence G. Rogna. Mr. Rogna has served as Senior Vice President of the Company since February 1990. From December 1988 through February 1990, Mr. Rogna served as Vice President-Human Resources of the Company. From 1981 to 1988, he was employed by Rohr Industries, Inc., a manufacturer of components for aircraft and space vehicles, where he served as Vice President, Human Resources from 1983 to 1988. Age 55.


                             EMPLOYMENT AGREEMENTS

     The Company had an employment agreement with Mr. Pomerantz for the period June 1, 1997 through December 31, 2000. It provided for an annual base salary of no less than $750,000 and participation in the Shareholder Value Plan, a long-term incentive plan designed to tie Mr. Pomerantz's compensation to increases in shareholder value, and in all of the Company's salaried employee benefit plans. Under the agreement, Mr. Pomerantz became eligible to receive stock option or restricted stock grants beginning January 1, 1998, but did not participate in the Company's Management Incentive Plan. The employment agreement provided for supplemental retirement payments commencing on the date of retirement equal to 50 percent of average base salary and bonus for the four highest years of service with the Company, less primary Social Security benefits and any amounts payable under the Company's pension plan. If Mr. Pomerantz's employment terminates because of his disability, he will receive his base salary for 12 months. If Mr. Pomerantz's employment terminates because of his death, his estate will receive his then accrued and unpaid base salary. If Mr. Pomerantz's employment is terminated by the Company for any other reason other than Serious Misconduct (as defined below) or by Mr. Pomerantz for Good Reason (as defined below), he will receive his full compensation for the balance of the term of the employment agreement. "Serious Misconduct" means misappropriation of Company funds, commission of a felony, willful disregard for duties, violation of any duty of loyalty, repeated acts causing public disgrace to the Company, disclosure of the Company's confidential information, or engaging in competition with the Company at any time before December 31, 2001. "Good Reason" means Mr. Pomerantz's resignation due to substantial diminution of his duties, a reduction of his perquisites, a change in principal office location or a material uncured breach by the Company of the employment agreement. Mr. Pomerantz and the Company have reached an agreement in principle to extend the term of the employment agreement, except for the Shareholder Value Plan, until December 31, 2001 or the date of consummation of the Merger, whichever is later.



     The Company has an employment letter agreement for an indefinite term with each of Mr. Casey, at an annual salary of $420,000, Mr. Keough, at an annual salary of $385,000, and Mr. Rogna, at an annual salary of $280,000.


     If any of Messrs. Casey, Keough or Rogna becomes disabled and the Company terminates his employment, he will receive his full base salary and benefits for 12 months. If the Company terminates employment for any other reason, the executive will be entitled to his full base salary and benefits for the 24 months following such termination, except that the final 12 months of payments will be reduced by any amount received from other employment. Mr. Casey and Mr. Rogna participated in the Shareholder Value Plan until December 31, 1997 and each of Messrs. Casey, Keough and Rogna participates in the Company's salaried employee benefit plans.


     Each of Messrs. Casey, Keough and Rogna has a severance agreement with the Company. Under the severance agreement currently in effect, if he is terminated within 24 months after a change in control of the Company (which, as required under the Merger Agreement, will mean consummation of the Merger rather than the Offer), the executive is entitled to receive a severance payment of three times the sum of his base salary plus his target bonus under the Company's Management Incentive Plan. Target bonus amounts for Messrs. Casey, Keough and Rogna currently are 50 percent, 50 percent and 40 percent, respectively, of base salary. The Company also reimburses any excise tax imposed on severance payments and SERP benefits (including any tax gross-up amounts).



     Each of Messrs. Casey, Keough and Rogna participates in the SERP. The SERP provides supplemental annual retirement payments commencing the later of age 55 or the date of retirement of up to 60 percent of average base salary and bonus, excluding awards under the Shareholder Value Plan, for the four highest of the 10 years prior to retirement, less primary Social Security benefits and any amounts payable under the Company's pension plan. Supplemental payments range from 35 percent (at age 55) to 60 percent (at age 65) of average base salary and bonus. In a change in control of the Company (which, as required under the Merger Agreement, will mean consummation of the Merger rather than the Offer), the present value of the supplemental benefits is payable in a lump sum.



     Messrs. Pomerantz and Hayford have agreed to 50% reductions in the supplemental retirement payments each is entitled to receive under his employment agreement upon consummation of the Merger. Messrs. Casey, Keough and Rogna have agreed to a 50%, 40% and 30% reduction, respectively, in the combined benefits each would be entitled to receive under the SERP and his severance agreement upon consummation of the Merger. In addition, the Company has agreed to make payable at the consummation of the Merger all obligations payable under the Severance Agreements of Messrs. Casey, Keough and Rogna as if the employment of each is terminated at such time.


                              CERTAIN TRANSACTIONS


     MAG and certain of its subsidiaries provided office space and professional, administrative, aviation and clerical services to the Company during fiscal 2001 at a cost of approximately $176,000. Fees for these services are determined on the basis of costs incurred and the fair market value of the office space. The Company expects MAG and such subsidiaries to provide office space and such services to the Company in the future.


     The Company has entered into agreements with certain of its stockholders which provide such stockholders with the right in certain circumstances to require the Company to register, at the Company's expense, the shares of Common Stock owned by them under the Securities Act of 1933, as amended.

     The Company has entered into employment agreements with Messrs. Pomerantz, Casey, Keough and Rogna. See "Employment Agreements."

                                  PENSION PLAN

     The Gaylord Container Retirement Plan ("Pension Plan") is a qualified, non-contributory defined-benefit plan, which covers substantially all employees of the Company, including both salaried and hourly employees. The following table shows estimated annual benefits payable to salaried employees under the Pension Plan on a straight life annuity basis upon normal retirement with indicated years of credited service and final average annual compensation:

                                                          YEARS OF SERVICE(2)
                                          ----------------------------------------------------
FINAL AVERAGE EARNINGS                       15         20         25         30         35
----------------------                    --------   --------   --------   --------   --------
$100,000...............................   $ 18,750   $ 25,000   $ 31,250   $ 37,500   $ 43,750
 150,000...............................     28,125     37,500     46,875     56,250     65,625
 200,000...............................     37,500     50,000     62,500     75,000     87,500
 250,000...............................     46,875     62,500     78,125     93,750    109,375
 300,000...............................     56,250     75,000     93,750    112,500    131,250
 350,000...............................     65,625     87,500    109,375    131,250    153,125
 400,000...............................     75,000    100,000    125,000    150,000    175,000
 450,000...............................     84,375    112,500    140,625    168,750    196,875
 500,000...............................     93,750    125,000    156,250    187,500    218,750
 550,000...............................    103,125    137,500    171,875    206,250    240,625
 600,000...............................    112,500    150,000    187,500    225,000    262,500
 650,000...............................    121,875    162,500    203,125    243,750    284,375
 700,000...............................    131,250    175,000    218,750    262,500    306,250
 750,000...............................    140,625    187,500    234,375    281,250    328,125

---------------

(1) Final average earnings includes all cash compensation, including amounts received under the Shareholder Value Plan, but does not include compensation related to stock options, non-cash compensation or deferred compensation. The amounts reflected in the table do not reflect the Social Security offset in accordance with the Pension Plan benefit formula.


(2) As of September 30, 2001, the named executive officers had been credited with the following years of service: Mr. Pomerantz, 13 years; Mr. Casey, 14 years; Mr. Keough, 16 years; and Mr. Rogna, 12 years.



(3) For the 2001 Pension Plan year, the amount of compensation in the calculation of retirement benefits for any participant is limited to $170,000 subject to future increases based on cost-of-living adjustments implemented by the Department of the Treasury. The maximum estimated annual benefits listed in this table do not include projected cost-of-living increases.



(4) In addition to amounts payable under the Pension Plan, Messrs. Pomerantz, Casey, Keough and Rogna will receive supplemental retirement income. See "Employment Agreements." Based on current and historical compensation, the maximum annual supplemental retirement income payable to Messrs. Pomerantz, Casey, Keough and Rogna will be approximately $709,000, $390,000, $224,000 and $223,000 respectively.


         COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN
                             COMPENSATION DECISIONS


     During fiscal 2001, the members of the Company's Compensation Committee were Messrs. Ferrill, Goodenow, Johnson, Kolb and MacDonald and Thomas H. Stoner, who retired from the Board in February 2001. No officers or former officers of the Company serve on the Compensation Committee.


            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION


     As of the date of this Amended and Restated Information Statement, the Compensation Committee has not yet reviewed and discussed compensation matters for fiscal 2002. Set forth below is the Compensation Committee report for fiscal 2001.

     This Compensation Committee report shall not be deemed incorporated by reference by any general statement incorporating by reference this Amended and Restated Information Statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.


     The Compensation Committee of the Board of Directors has submitted the following:

     The Compensation Committee of the Board of Directors makes recommendations to the Board regarding compensation of the Company's executive officers. The philosophy of the Compensation Committee is to design an executive compensation program to attract, motivate and retain the executive talent critical to the Company's achievement of its objectives to increase shareholder value and maximize returns to shareholders.

     Key to the program are incentives which vary rewards with individual and Company performance. Two compensation approaches are used to implement the variable pay initiative: an annual cash incentive opportunity focused on Company operating and financial performance for officers and key managers, and a long-term incentive based on share price appreciation through grants of restricted stock, grants of stock options or payments under the Shareholder Value Plan.

GENERAL EXECUTIVE COMPENSATION PROGRAM POLICIES

     To achieve its objectives, the Company has developed a series of executive compensation policies:

     - The Company will provide levels of executive compensation that are competitive with those provided by the relevant marketplace (as defined below).

     - The Company will provide annual cash incentive compensation for executives that varies in a consistent and predictable manner with the operating and financial performance of the Company.

     - The Company will provide programs that enable executives to achieve rewards based on increased shareholder value to reinforce the link between executive and shareholder interests.

COMPETITIVE EXECUTIVE COMPENSATION, BASE SALARY AND ANNUAL INCENTIVE
COMPENSATION

     The Company seeks to provide levels of executive compensation that are competitive at expected levels of individual and Company performance. Competitiveness is defined as in keeping with the compensation of executives in comparable positions and who have similar qualifications. The comparison group for those executives is companies similar to the Company in industry and size.

     Competitiveness is measured using data from a number of sources, including published information, proxies, forest products industry surveys, which includes data from the Dow Jones paper products peer group, and surveys by consulting firms.


     A salary range is established for each salaried position in the Company, including each executive officer position. The midpoint of each salary range is based on the average salary of equivalent positions at the other companies, which the Company uses for comparison purposes. The salary range is from 80 percent to 120 percent of the midpoint. An individual's base salary is determined by reviewing his or her sustained performance over time and correspondingly positioning the executive officer's salary in the salary range for his or her position. Salaries for Messrs. Casey, Keough and Rogna were increased in fiscal 2001 to reflect their individual responsibilities and contributions and provide salaries in line with competitive practices.



     The Management Incentive Plan is designed to ensure that incentive compensation varies in a consistent and predictable manner with the Company's operating and financial performance. Performance targets and related amounts to be paid to plan participants if the targets are achieved are determined annually by the Board. Messrs. Casey, Keough and Rogna received payouts under this plan for fiscal 2000. Mr. Pomerantz does not participate in the Management Incentive Plan. Targets were established for fiscal 2001 based on the Company's earnings before interest, income taxes, depreciation and amortization.

     During fiscal year 1998, the Compensation Committee considered a series of factors contributing to the possibility of increased turnover of critical executive talent. In recognizing the overall performance of the industry, the very high demand for executive talent and the cost to replace key leaders, the Compensation Committee recommended, and the Board approved, a program designed to retain key senior managers that will compensate each participant two times his or her target incentive if the individual remains with the Company as of December 31, 2000 and is performing in an acceptable manner. Messrs. Casey, Keough and Rogna participated in this program.

LONG-TERM INCENTIVE

     The Company currently maintains one stock-based plan pursuant to which non-qualified stock options may be granted: the 1997 Plan. The 1997 Plan also permits the grant of incentive stock options, stock appreciation rights, stock indemnification rights, restricted stock and performance awards. Only non-qualified options and restricted stock have been granted to date.

     The Shareholder Value Plan, as approved by the Company's stockholders on February 2, 1994 ("Shareholder Value Plan"), directly tied the long-term incentive compensation of the Company's four executive officers to the creation of shareholder value.

     The Shareholder Value Plan commenced January 1, 1993 and expired on December 31, 1997. Mr. Keough did not participate in the Shareholder Value Plan, and none of Messrs. Pomerantz, Casey or Rogna has received an award under this Plan based on Year-End Share Value since calendar 1995.

     As discussed below under "Chief Executive Officer Compensation," during fiscal 1997 the Compensation Committee, over the course of several meetings, considered alternatives for the extension of Mr. Pomerantz's employment agreement which was due to expire December 31, 1997 and alternatives for extension of the Shareholder Value Plan for all participants upon expiration on December 31, 1997. In extending Mr. Pomerantz's employment agreement to December 31, 2000, the Compensation Committee recommended that, subject to shareholder approval, the Shareholder Value Plan be amended to run through December 31, 2000 for Mr. Pomerantz alone. The Board and the shareholders approved this recommendation in May 1997 and February 1998, respectively.

     The Shareholder Value Plan was not extended for Messrs. Casey or Rogna beyond December 31, 1997. The Compensation Committee determined that extending the Shareholder Value Plan for these participants was not the most practical alternative, and in order to provide an equitable replacement authorized a onetime grant of stock options in amounts which were directly equivalent to each individual's degree of participation in the Shareholder Value Plan. These grants, effective January 15, 1998, had an exercise price of $8.85 per share. The amounts of these grants were 213,400 and 106,700 shares, respectively, for Messrs. Casey and Rogna. These grants subsequently were voluntarily relinquished in November 2000.

     Messrs. Casey, Keough and Rogna will be provided future competitive opportunity for long-term incentives based on share price appreciation through additional stock grants.

DEDUCTIBILITY OF COMPENSATION UNDER SECTION 162(m) OF THE INTERNAL REVENUE SERVICE CODE

     Section 162(m) of the Code imposes a $1 million deduction limit on compensation paid to the named executive officers of the Company. Compensation is exempt from the $1 million deduction limit, however, if the compensation qualifies for an exception, including an exception for certain performance based compensation. Compensation paid under the Shareholder Value Plan should qualify for the performance-based compensation exception, and therefore compensation paid pursuant to the Shareholder Value Plan should not be applied toward the $1 million deduction limit of Code Section 162(m). The amount of compensation income received by each of the Company's named executive officers, excluding income received pursuant to the Shareholder Value Plan, did not exceed $1 million in fiscal 2000. Therefore, Code Section 162(m) should not cause the Company to be denied a deduction for fiscal 2000 for any compensation income paid to the Company's named executive officers.

CHIEF EXECUTIVE OFFICER COMPENSATION

     After extensive review of competitive data and all other pertinent factors, the Compensation Committee recommended and the Board approved in May 1997 a new employment agreement with Mr. Pomerantz effective June 1, 1997 through December 31, 2000.

     In structuring the new agreement, the Compensation Committee placed continued emphasis on the creation of shareholder value. By providing a program that consists primarily of base salary and long-term incentive directly tied to the creation of shareholder value, the Compensation Committee believes it has created a significant and proper focus. The program utilizes wholly objective criteria for the long-term variable pay opportunity and Mr. Pomerantz is not eligible to participate in the Management Incentive Plan.

     As discussed previously, the Compensation Committee recommended and the Board as well as Shareholders approved the extension of the Shareholder Value Plan, so that as amended it expired on December 31, 2000 concurrent with the expiration of Mr. Pomerantz's employment agreement.

     Extension of the Shareholder Value Plan provided a competitive opportunity for Mr. Pomerantz in lieu of stock options for the period 1993 through 1997. In order to provide a competitive opportunity for the remainder of the new employment agreement, the Compensation Committee authorized a grant of 300,000 stock options to Mr. Pomerantz effective January 15, 1998 at an exercise price of $8.85 per share. Mr. Pomerantz voluntarily relinquished that grant in November 2000, but he remains eligible for future grants.


     The Company and Mr. Pomerantz reached an agreement in principle to extend the employment agreement until December 31, 2001. The Shareholder Value Plan was not extended and terminated by its terms on December 31, 2000.


     In recognition of continued leadership and after a review of competitive data for similar positions and total compensation packages, the Compensation Committee recommended and the Board approved an increase in base salary for Mr. Pomerantz to $900,000 effective January 1, 2001.

        Ralph L. MacDonald, Jr., Chairman
        Harve A. Ferrill, member
        John E. Goodenow, member
        Charles S. Johnson, member
        Jerry W. Kolb, member
        Thomas H. Stoner, member

                         REPORT OF THE AUDIT COMMITTEE


     Notwithstanding anything to the contrary set forth in any of the Company's previous or future filings under the Securities Act or the Exchange Act that might incorporate this Amended and Restated Information Statement in future filings with the Commission, in whole or in part, the following report shall not be deemed to be incorporated by reference into any such filing.


     The Audit Committee has submitted the following:


     The Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended September 30, 2001 with management and the independent auditors, Deloitte & Touche LLP. The Audit Committee also reviewed the scope, conduct and results of the audit performed by Deloitte & Touche LLP, including the matters required for discussion by Statement of Auditing Standards No. 61, as amended.



     The Audit Committee reviewed the written disclosures regarding independence of Deloitte & Touche LLP contained in their letter to the Audit Committee required by Independence Standards Board Standard No. 1, discussed with the auditors any relationships that may impact their objectivity and independence and satisfied itself of the auditors' independence.



     Based on the above, the Audit Committee recommended to the Board of Directors that the financial statements be included in the Annual Report on Form 10-K for the fiscal year ended September 30, 2001 for filing with the Securities and Exchange Commission.


     The members of the Audit Committee are independent of the Company and management, as defined in the requirements of the American Stock Exchange, the stock exchange on which the Company's Common Stock is listed.


     The activities of the Audit Committee are governed by its charter, which is included as Appendix C-1 to this Amended and Restated Information Statement.



FEES PAID TO INDEPENDENT AUDITORS IN FISCAL 2001



     The Audit Committee has considered and determined that the non-audit services provided by Deloitte & Touche LLP in fiscal 2001 are compatible with the auditor's independence. A summary of the fees paid to Deloitte & Touche LLP for services in fiscal 2001 is as follows:



             FINANCIAL INFORMATION
              SYSTEMS DESIGN AND
AUDIT FEES    IMPLEMENTATION FEES    ALL OTHER FEES
----------   ---------------------   --------------
$466,000              $0                $74,000


        Harve A. Ferrill, Chairman
        Mary Sue Coleman, member
        John E. Goodenow, member
        Charles S. Johnson, member
        Jerry W. Kolb, member
        Ralph L. MacDonald, Jr., member

                            STOCK PERFORMANCE GRAPH


     The graph below compares the cumulative total shareholder return of the Company's Common Stock, the S&P 500 Composite Stock Index ("S&P 500") and an index of a peer group of paper companies ("Peer Group") for the past five years. The graph assumes an investment in the Company's Common Stock and each index of $100 on October 1, 1996 and that all dividends are reinvested. The Peer Group index is comprised of nine companies whose primary business is the manufacture and sale of paper products. Peer Group returns are weighted each year based on each company's market capitalization at the beginning of the year. The Peer Group comprises the common stocks of: Boise Cascade, Bowater, Champion International (through the date it was acquired), Consolidated Papers, Federal PaperBoard (through the date it was acquired), P.H. Glatfelter, International Paper, Mead and Westvaco.


                              (PERFORMANCE GRAPH)

                 FIVE YEAR CUMULATIVE TOTAL STOCKHOLDER RETURNS


-------------------------------------------------------------------------------------------
                              9/96       9/97       9/98       9/99       9/00       9/01
-------------------------------------------------------------------------------------------
 Company                     $100.00    $115.25   $ 44.07    $ 96.61    $ 22.88     $ 17.63
 S&P 500                      100.00     140.45    153.15     195.74     221.74      162.71
 Peer Group                   100.00     129.24     98.92     117.98      82.18       96.47


      COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934


     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors to file initial reports of ownership and reports of changes in ownership with the Commission and the American Stock Exchange. Executive officers and directors are required by Commission regulations to furnish the Company with copies of all section 16(a) forms they file. Based solely on a review of the copies of such forms furnished to the Company, the Company believes that during fiscal 2001 all filing requirements applicable to executive officers and directors were met.

                                                                    APPENDIX C-1

                         GAYLORD CONTAINER CORPORATION

                            AUDIT COMMITTEE CHARTER

     The Audit Committee shall be comprised of at least three directors, all of whom shall be independent of the Company and its management, as defined in the requirements of the stock exchange(s) on which the Company's common shares are listed. An Independent Director appointed by the Board shall chair the Audit Committee.

     The function of the Audit Committee shall be to provide for effective oversight of the financial reporting process, the business risk process and adequacy of internal controls, relationships with external and internal auditors, financial compliance issues, and to exercise the following powers and duties with respect to the following matters involving Gaylord Container Corporation and, unless otherwise specified, any of its direct or indirect subsidiaries (together, "the Corporation"):

          1. Review and approve the Corporation's annual financial statements and annual reports, registration statements, and material amendments to any of them, as filed with the U.S. Securities and Exchange Commission, and recommend to the Board regarding the Board's execution of them;

          2. Review the annual financial statements, annual reports and registration statements of the Corporation's direct or indirect subsidiaries as in the Audit Committee's judgment is appropriate in order to fulfill its responsibilities;

          3. The Chairman of the Audit Committee will review with the Corporation's management and the independent auditors the quarterly financial results prior to the issuance of the earnings press release and filing of the Form 10Q;

          4. Review the Corporation's programs for compliance with applicable financial disclosure requirements;

          5. Review the scope, fees and results of the audit of the Company's financial statements by the independent auditors;

          6. Obtain annually from the independent auditors a written statement describing all relationships between them and the Company, consistent with Independence Standards Board Standard Number 1;

          7. Evaluate the performance of the independent auditors and make an annual recommendation to the Board regarding the engagement of independent auditors;

          8. Review the Corporation's processes to maintain an adequate system of internal controls;

          9. Review the scope and results of the Corporation's internal audit plans and procedures;

          10. Review the Corporation's private aircraft travel policies;

          11. Review travel and entertainment expenses reported by the executive officers of the Corporation;

          12. Direct and supervise investigations into matters within the scope of the Audit Committee's duties;

          13. Recommendation to the Board regarding any proposal received from any stockholder concerning any of the foregoing matters which the stockholder proposes to present for action by the Corporation's stockholders;

          14. Such other duties and responsibilities as may be assigned to the Audit Committee by the Board; and

          15. Review annually the Audit Committee Charter and recommend any proposed changes to the Board;

     In carrying out these responsibilities the Committee shall have full access to the independent auditors, the internal auditors, the general counsel, any of the Corporation's non-employee attorneys and advisors, and executive and financial management in scheduled joint sessions or private meetings as in its judgment it deems appropriate. Similarly, the Corporation's independent auditors, internal auditors, general counsel and executive and financial management will have full access to the Committee and to the Board of Directors and each is responsible for bringing before this Committee or its Chair in a timely manner any matter he/she feels appropriate to the discharge of the Committee's responsibility.

     While the Audit Committee has the functions set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate or are in accordance with generally accepted accounting principles. The Company's management is principally responsible for Company accounting policies, the preparation of the financial statements and ensuring that the financial statements are prepared in accordance with generally accepted accounting principles. The Company's independent auditors are responsible for auditing and attesting to the Company's financial statements and understanding the Company's system of internal controls sufficient to plan and to determine the nature, timing and extent of audit procedures to be performed. The responsibility to plan and conduct audits is that of the Company's independent auditors.

     In its oversight capacity, the Audit Committee is neither intended nor equipped to guarantee with certainty to the full Board and stockholders the accuracy and quality of the Company's financial statements and accounting practices. Nor is it the duty of the Audit Committee to assure the Company's compliance with laws and regulations. The primary responsibility for these matters also rests with the Company's management. The Audit Committee can do no more than rely upon information it receives, questions and assesses in fulfilling its functions.

                               INDEX TO EXHIBITS


        EXHIBIT
          NO.
        -------
         (a)(1)*++       -- Letter to Company stockholders, dated September 28, 2001.
         (a)(2)*++       -- Sections 11 and 15 of the Offer to Purchase (incorporated by reference to Exhibit (a)(1) to the Tender Offer
                            Statement on Schedule TO, filed with the Commission by
                            Parent and Purchaser on September 28, 2001).
         (a)(3)*++       -- Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Tender Offer Statement on
                            Schedule TO, filed with the Commission by Parent and
                            Purchaser on September 28, 2001).
         (a)(4)++        -- Joint Press Release issued by Parent and the Company on
                            September 27, 2001 (incorporated by reference to Exhibit
                            (a)(7) to the Tender Offer Statement on Schedule TO,
                            filed with the Commission by Parent and Purchaser on
                            September 28, 2001).
         (a)(5)*+        -- Opinion of Deutsche Banc, dated as of November 30, 2001
                            (included as Annex A to this Schedule 14D-9).
         (a)(6)*+        -- Opinion of Rothschild, dated as of November 30, 2001
                            (included as Annex B to this Schedule 14D-9).
         (a)(7)++        -- Complaint filed by Absolute Recovery Hedge Fund, L.P. and
                            Absolute Recovery Hedge Fund, Ltd. in the United States
                            District Court for the Southern District of New York, on
                            October 1, 2001 (incorporated by reference to Exhibit
                            (a)(9) to the Tender Offer Statement on Schedule TO filed
                            with the Commission by Parent and Purchaser on September
                            28, 2001 (as amended thereafter)).
         (a)(8)++        -- Amended Class Action Complaint filed by Absolute Recovery
                            Hedge Fund, L.P. and Absolute Recovery Hedge Fund, Ltd.
                            in the United States District Court for the Southern
                            District of New York, on October 11, 2001 (incorporated
                            by reference to Exhibit (a)(11) to the Tender Offer
                            Statement on Schedule TO filed with the Commission by
                            Parent and Purchaser on September 28, 2001 (as amended
                            thereafter)).
         (a)(9)++        -- Text of Press Release, dated October 29, 2001, issued by
                            Parent (incorporated by reference to Exhibit (a)(12) to
                            the Tender Offer Statement on Schedule TO filed with the
                            Commission by Parent and Purchaser on September 28, 2001
                            (as amended thereafter)).
        (a)(10)++        -- Text of Press Release, dated November 12, 2001, issued by
                            Parent (incorporated by reference to Exhibit (a)(13) to
                            the Tender Offer Statement on Schedule TO filed with the
                            Commission by Parent and Purchaser on September 28, 2001
                            (as amended thereafter)).
        (a)(11)++        -- Text of Press Release, dated November 19, 2001, issued by
                            Parent (incorporated by reference to Exhibit (a)(13) to
                            the Tender Offer Statement on Schedule TO filed with the
                            Commission by Parent and Purchaser on September 28, 2001
                            (as amended thereafter)).
        (a)(12)*+        -- Letter to Company stockholders, dated December 3, 2001.
        (a)(13)*++       -- Section 4 of the Supplement to Offer to Purchase
                            (incorporated by reference to Exhibit (a)(14) to the
                            Tender Offer Statement on Schedule TO filed with the
                            Commission by Parent and Purchaser on September 28, 2001
                            (as amended thereafter)).

        EXHIBIT
          NO.
        -------
        (a)(14)*++       -- Form of Revised Letter of Transmittal (incorporated by
                            reference to Exhibit (a)(15) to the Tender Offer
                            Statement on Schedule TO filed with the Commission by
                            Parent and Purchaser on September 28, 2001 (as amended
                            thereafter)).
        (a)(15)++        -- Joint Press Release issued by Parent and the Company on
                            December 3, 2001 (incorporated by reference to Exhibit
                            (a)(20) to the Tender Offer Statement on Schedule TO
                            filed with the Commission by Parent and Purchaser on
                            September 28, 2001 (as amended thereafter)).
         (e)(1)++        -- Agreement and Plan of Merger, dated as of September 27,
                            2001, among Parent, Purchaser and the Company
                            (incorporated by reference to Exhibit (d)(1) to the
                            Tender Offer Statement on Schedule TO, filed with the
                            Commission by Parent and Purchaser on September 28,
                            2001).
         (e)(2)++        -- Stockholders Agreement, dated as of September 27, 2001, among Parent, Purchaser and certain stockholders of the
                            Company (incorporated by reference to Exhibit (d)(2) to
                            the Tender Offer Statement on Schedule TO, filed with the
                            Commission by Parent and Purchaser on September 28,
                            2001).
         (e)(3)++        -- Stock Option Agreement, dated as of September 27, 2001, among Parent and the Company (incorporated by reference
                            to Exhibit (d)(3) to the Tender Offer Statement on
                            Schedule TO, filed with the Commission by Parent and
                            Purchaser on September 28, 2001).
         (e)(4)++        -- Confidentiality Agreement, dated as of January 19, 2000, among Parent and the Company (incorporated by reference
                            to Exhibit (d)(4) to the Tender Offer Statement on
                            Schedule TO, filed with the Commission by Parent and
                            Purchaser on September 28, 2001).
         (e)(5)*+        -- Amended and Restated Information Statement of the
                            Company, dated December 3, 2001 (included as Annex C to
                            this Schedule 14D-9).
         (e)(6)++        -- Amendment No. 1 to Agreement and Plan of Merger, dated as of November 30, 2001, among Parent, Purchaser and the
                            Company (incorporated by reference to Exhibit (d)(5) to
                            the Tender Offer Statement on Schedule TO filed with the
                            Commission by Parent and Purchaser on September 28, 2001
                            (as amended thereafter)).
         (e)(7)++        -- Amendment No. 1 to Stockholders Agreement, dated as of
                            November 30, 2001, among Parent, Purchaser and certain
                            stockholders of the Company (incorporated by reference to
                            Exhibit (d)(6) to the Tender Offer Statement on Schedule
                            TO filed with the Commission by Parent and Purchaser on
                            September 28, 2001 (as amended thereafter)).
         (e)(8)++        -- Amendment No. 1 to Stock Option Agreement, dated as of
                            November 30, 2001, among Parent and the Company
                            (incorporated by reference to Exhibit (d)(7) to the
                            Tender Offer Statement on Schedule TO filed with the
                            Commission by Parent and Purchaser on September 28, 2001
                            (as amended thereafter)).


---------------


* Included in documents mailed or being mailed to stockholders.



+Filed herewith.



++Previously filed or incorporated by reference.